ELRON ELECTRONIC INDUSTRIES LTD.


                                -EARNING RELEASE-
               ELRON ELECTRONIC INDUSTRIES REPORTS FOURTH QUARTER
                          AND YEAR END RESULTS FOR 2002

Tel Aviv, Israel, March 12, 2003 - Elron Electronic Industries Ltd. (NASDAQ:ELRN) today reported a net loss of $7.9 million, or $0.27 per share for the fourth quarter of 2002 compared to a net loss of $18.5 million, or $0.88 per share in the fourth quarter of 2001. The net loss in 2002 amounted to $39.3 million, or $1.50 per share, compared to a net loss of $50.8 million or $2.40 per share in 2001.

Pro forma net loss for the fourth quarter of 2001, which gives effect to the merger with Elbit Ltd., the share purchase of DEP and the consolidation of Galil Medical and Mediagate as if such events occurred at the beginning of the reporting period, was $35.1 million, or $1.20 per share. Pro forma net loss for 2002 and 2001, was $52.4 million, or $1.80 per share and $90.2 million, or $3.10 per share, respectively.

Factors contributing to Elron's results in the fourth quarter of 2002 and operational highlights:

The pro forma financial results present on a more comparable basis the significant reduction in losses in the fourth quarter of 2002 as compared to the same period last year and reflects the improvement in the financial results of our group companies as well as the benefits achieved from the merger with Elbit Ltd. and the share purchase of DEP which were completed in May 2002.

Elron's results are still affected by the general market conditions, which continue to limit Elron's ability to complete successful exits.

The following are the main fourth quarter events:

     o Elron Telesoft significantly reduced its operating loss. Operating loss in the fourth quarter and twelve month period of 2002 amounted to $0.9 million and $4.3 million , respectively, as compared to $3.3 million and $11.5 million in the same periods of 2001. Pro forma operating loss (excluding restructuring charges and amortization of intangible assets) in the fourth quarter of 2002 amounted to $0.2 million, down from $2.3 million in the fourth quarter of 2001. 2002 pro forma operating loss (excluding restructuring charges and amortization of intangible assets) amounted to $2.2 million as compared to $7.9 million in 2001. This positive trend is expected to continue in 2003.

ELRON ELECTRONIC INDUSTRIES LTD.

     o Elbit Systems (Nasdaq: ESLT), in which Elron holds 20%, increased its revenues in the fourth quarter of 2002 as compared to fourth quarter 2001 by 6% to $238.3 million and posted net income of $13.1 million as compared to $7.7 million in the fourth quarter of 2001.

       In the fourth quarter, Elron sold 380,000 shares, (approximately 1% of Elbit System's share capital ) and recorded a gain of approximately $1.8 million.

     o Given Imaging (Nasdaq: GIVN) in which Elron directly and indirectly holds 18%, recorded revenues of $9.0 million in the fourth quarter and $28.9 million in the twelve month period of 2002. Losses in the fourth quarter decreased to $3.7 million from $4 million in the third quarter.

       By year end 2002, cumulative deliveries of the Given Diagnostic System reached more than 1,000 and approximately 30,000 capsules have been sold to date. Given Imaging expects its revenues for 2003 to increase approximately 100% over 2002 revenues of $28.9 million and to reach breakeven and achieve sustainable profitability in the second half of 2003.

Liquidity and Shareholders Equity

At December 31, 2002, Elron and Elbit had cash and other liquid investments of approximately $94.1 million. Bank loans to wholly owned subsidiaries amounted to $69.7 million. Elron's financial position enabled continued investments and, in 2002, Elron invested approximately $29.5 million in its group companies and in new investments as compared to approximately $19.8 million in 2001. Shareholders' equity at December 31, 2002, was $266.5 million, which represents 65% of Elron's total assets.

"In 2002, we continued our intensive efforts to strengthen Elron. We successfully merged our two group holding companies, Elbit Ltd and DEP into Elron, invested and increased holdings in our promising private holdings, completed private placements in some of our privately held group companies, and expanded our holdings by entering a new field, amorphous metals through our investment in Advanced Metal Technology," said Doron Birger, Elron's President and CEO.

"The reduction in our losses in the fourth quarter as compared to same period last year reflects the success of many of our group companies in improving their operating results. In addition, we are seeing the benefits from the merger with Elbit Ltd. and DEP, by achieving more than $5 million in annualized cost savings as a result of combining Elron's and Elbit's headquarters. We begin 2003 with a strong balance sheet and sufficient cash resources to enable us to foster growth in our group companies," Mr. Birger concluded.

ELRON ELECTRONIC INDUSTRIES LTD.

Investors may access Elron's fourth quarter financial report and management report on the company's web site: www.elron.com


Conference call details:

Thursday, March 13, 2003 10:00a.m. (EST); 05:00 p.m. Israel



Dial in numbers:


In the US: (866) 527-8676 or (866) 485-2399


In the UK: 0(800) 917-4613


Other Israel & International Participants: 972-3-9180610

For your convenience, a replay of the call will be available starting one hour after the call ends for a period of 24 hours. To access the replay please dial
(866) 500-4965 (US), (972-3) 925-5948 (Israel) and 0-800-169-8104 (UK).

  Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, medical devices, semiconductors and amorphous metals. For further information, visit http://www.elron.com

  Contact:
  Tal Raz                                   Marilena LaRosa
  Elron Electronic Industries Ltd.          The Anne McBride Company
  Tel. 972-3-6075555                        Tel: 212-983-1702
  raz@elron.net                             mlarosa@annembride.com

    Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

Tables to follow

ELRON ELECTRONIC INDUSTRIES LTD.

         CONSOLIDATED BALANCE SHEETS
         (In thousands of U.S. Dollars)


                                                              December 31

                                                       2002                  2001 (*)
                                                       ----                  ----
                                                                (Audited)
                                                     --------------------------------
ASSETS
Current Assets:                                      $ 87,044               $106,361
                                                     --------               ---------
Long-term assets:
Investments in affiliated companies                   131,256                162,260
Investments in other companies and long-term
   receivables                                         97,158                  7,504
Long-term debentures and deposits                      28,928                 22,127
Deferred taxes                                          2,990                    973
Severance pay deposits                                  2,262                  2,313
                                                     --------               --------
    Total long-term assets                            262,594                195,177
                                                     --------               --------
Property and equipment, net                            11,576                  4,971
                                                     --------               --------
Other assets:
Goodwill                                               21,538                  8,833
Other intangible assets                                18,577                 10,968
                                                     --------               --------
                                                       40,115                 19,801
                                                     --------               --------
Total assets                                         $401,329               $326,310
                                                     ========               ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities                                  $ 55,253               $ 30,452
                                                     --------               --------
Long-term loans from banks and others                  49,389                 51,808
Accrued severance pay and retirement obligations        2,921                  3,914
Deferred taxes                                         23,650                      -
Other                                                     414                    383
                                                     --------               --------
Long-term liabilities                                  76,374                 56,105
                                                     --------               --------
Minority interests                                      3,185                  1,040
                                                     --------               --------
Shareholders' equity:
Ordinary shares                                         9,572                  9,567
Additional paid-in capital                            267,482                165,680
Accumulated other comprehensive income                  7,529                 42,231
Retained earnings (defecit)                           (18,066)                21,235
                                                     --------               --------
Total shareholders' equity                            266,517                238,713
                                                     --------               --------
          Total liabilities and shareholders'
              equity                                 $401,329               $326,310
                                                     ========               ========

(*) Restated

ELRON ELECTRONIC INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(US Dollars in thousands except share and per share data)


                                                       For the Year ended           For the Three months ended
                                                           December 31                       December 31
                                                   --------------------------      --------------------------
                                                      2002           2001 (*)             2002         2001
                                                   ----------      -----------          ---------    --------
Income
Revenues                                           $ 23,468         $ 32,859            $  6,331     $  6,439
Equity in losses of affiliated
    companies' investments                          (21,911)         (27,242)             (3,120)     (13,964)
Gain from disposal and changes in
    holdings in subsidiaries and affiliated
    companies, net                                    6,888            3,179               1,629        3,335
Other income (expenses), net                           (743)          (4,885)             (1,062)        (265)
                                                   --------      -----------            --------     --------
                                                      7,702            3,911               3,778       (4,455)
                                                   --------      -----------            --------     --------
Costs and Expenses
Cost of revenues                                     11,557           22,048               2,935        3,949
Research and development costs, net                   7,818            8,979               1,944        2,062
Marketing and selling expenses, net                  14,428           10,587               5,064        2,501
General and administrative expenses                  11,272           11,810               3,631        3,377
Restructuring costs                                   2,318            2,203                 821          879
Amortization of intangible assets                     2,058            3,734                 497          886
Financial expenses (income), net                        474           (1,251)                139          (89)
                                                   --------      -----------            --------     --------
                                                     49,925           58,110              15,031       13,565
                                                   --------      -----------            --------     --------

Income (loss) before taxes on income                (42,223)      (*)(54,199)            (11,253)     (18,020)
Taxes on income (tax benefit)                        (2,855)          (2,947)             (1,292)         636
                                                   --------      -----------            --------     --------
Income (loss) from continuing
operations after taxes on income                    (39,368)      (*)(51,252)             (9,961)     (18,656)
Minority interest in losses of subsidiaries           2,823              438               2,518          110
                                                   --------      -----------            --------     --------
Income (loss) from continuing
operations                                          (36,545)      (*)(50,814)             (7,443)     (18,546)
Loss from discontinued operations                    (2,756)               -                (497)           -
                                                   --------      -----------            --------     --------
Net income (loss)                                  $(39,301)     $(*)(50,814)           $ (7,940)    $(18,546)
                                                   ========      ===========            ========     ========
Income (loss) per share:
Basic income (loss) per share data -
Income (loss) from continuing operations           $  (1.39)     $ (*) (2.40)           $  (0.25)    $  (0.88)
Income (loss) from discontinued operations            (0.11)               -               (0.02)           -
                                                   --------      -----------            --------     --------
Net income (loss)                                     (1.50)           (2.40)              (0.27)       (0.88)
                                                   ========      ===========            ========     ========
Weighted average number of ordinary
    shares used in computing basic net
    income (loss) per share (thousands)              26,272           21,191              29,158       21,191
                                                   ========      ===========            ========     ========

(*) Restated

MANAGEMENT REPORT FOR 2002

The following management report should be read in conjunction with our Consolidated Financial Statements and Notes thereto. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but are not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

GENERAL

We are a multi-national high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israeli-related companies with technologies in the fields of advanced defense electronics, communications, semiconductors and medical imaging. In recent years, we have pursued a strategy of focusing our holdings, and increasing our direct involvement in defense electronics, information technology, software products and services, communications, medical devices and semiconductors. In addition, we have recently invested in the field of amorphous metals (see below under "Recent Developments"). Our group companies include both publicly traded and privately held companies.

Our activities range from complete operational control over the business of our group companies to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, minority holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, budgetary control, market analysis, risk management, identifying joint venture opportunities, introductions to potential customers and investors, business plan preparation, strategic planning and research and development guidance.

We expect to continue to build and realize value to our shareholders from our group companies and simultaneously pursue the acquisition of, or investment in, new and existing companies. However, as we hold interests in early-stage technology companies, which invest considerable resources in research and development and marketing and which have not reached the income-producing stage, we have experienced, and expect to continue to experience, losses in respect of these companies. Therefore, our net income (or loss) in any given period is due, in the most part, to the results of operations of our group companies and dispositions and changes in our holdings of group companies.

Elron's shares are publicly traded on Nasdaq National Market under the symbol "ELRN" and on the TASE. Elron's corporate headquarters are located at 3 Azrieli Center, 42nd Floor, Tel-Aviv 67023, Israel, Tel. 972-3-607-5555, Fax. 972-3-607-5556, e-mail: elron@elron.net. Our web site address is www.elron.com. Information contained on our web site is not part of the management report.

RECENT DEVELOPMENTS

                  Merger with Elbit. On May 15, 2002, we completed our merger with Elbit Ltd. ("Elbit"). Pursuant to the merger agreement signed on October 31, 2001, we issued 5,617,601 ordinary shares to Elbit's shareholders (other than Elron), based on an exchange ratio of 0.45 ordinary shares of Elron for each ordinary share of Elbit, and assumed options to purchase Elbit ordinary shares, which, after the merger, entitled the holders to purchase 240,525 ordinary shares of Elron. As a result of the merger, Elbit became a wholly owned subsidiary of Elron. The transaction was accounted for as a purchase, and accordingly, our results of operations include the revenues and expenses of Elbit subsequent to the acquisition date. For more details regarding the accounting treatment see: "Critical Accounting Policies, Merger accounting".

                  Share Purchase of DEP. On May 6, 2002, we issued 2,261,843 ordinary shares to Discount Investment Corporation Ltd. ("DIC") (which at that time held 42% of the shares of Elron), pursuant to the share purchase agreement signed on November 19, 2001 with DIC, in exchange for all of the shares held by DIC in DEP Technology Holdings Ltd. ("DEP"), including DIC's rights to loans provided by DIC to RDC Rafael Development Corporation Ltd. ("RDC"), a subsidiary of DEP. RDC is a joint venture, controlled by and consolidated with DEP, in which DEP holds 48% of the outstanding shares. DEP is a technology holding company in which Elron previously held 33% of the outstanding share capital and in which DIC held the remaining 67%. Following the closing of the transaction, DEP became a wholly owned subsidiary of Elron. The transaction was accounted for as a purchase, and accordingly, our results of operations include the revenues and expenses of DEP subsequent to the acquisition date. For more details regarding the accounting treatment see: "Critical Accounting Policies, Merger accounting".

         These transactions enabled us to further enhance our position in the high technology markets, allowed us to pursue additional investment opportunities, optimized our holding structure, combined resources, benefited our group companies with potential synergies and demonstrated our ability to achieve cost savings in respect of our corporate operations.

         Following the two transactions, our holdings include direct and indirect holdings through Elbit, DEP and DEP's subsidiary, RDC. As most Elbit, DEP and RDC group companies are technology-related companies which have not yet generated significant revenues and earnings, we expect that they will continue to recognize losses and, therefore, our share in their losses will continue to constitute a significant portion of our results of operations.

                  Acquisition of controlling interest in Galil Medical. During 2002, we and RDC converted notes of Galil Medical Ltd. ("Galil") in the amount of approximately $3.2 million into preferred shares and invested approximately $3.7 million in new convertible notes. At the beginning of 2003, we invested additional $0.8 million in convertible notes.

                  On June 27, 2002, we purchased an additional 10.75% of Galil's outstanding shares from Lumenis Ltd., in consideration for $0.8 million. Lumenis also received the right to receive a future earn-out payment, conditioned upon the occurrence of certain events on or before May 27, 2004. In the same transaction, DIC also purchased an additional 10.75% of Galil's outstanding shares from Lumenis under the same terms and conditions.

                  As a result of these transactions, we hold 15.09% directly and RDC holds 37.4% of Galil's outstanding shares, thereby giving us directly and indirectly, through RDC, a controlling voting interest in Galil, and accordingly, Galil's financial results are consolidated into our results of operations subsequent to June 30, 2002.

                  Acquisition of controlling interest in MediaGate. In July 2002, we converted notes of MediaGate N.V. ("MediaGate") in the amount of approximately $3.6 million into preferred shares and invested, through a rights offering, an additional $2.5 million in preferred shares. As a result of these transactions, our interest in MediaGate increased to 68.3% of its outstanding shares and therefore MediaGate's financial results are consolidated into our results of operations subsequent to that date. During December 2002 and January 2003 we invested an aggregate amount of $1.5 million in MediaGate on account of an additional rights offering.

         For comparison purposes, we have provided pro forma information in accordance with SFAS 141, which gives effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and in MediaGate as if these transactions had occurred at the beginning of each reporting period presented (see Note 8 to the Consolidated Financial Statements as of December 31, 2002).

                  Investment in A.M.T. Advanced Metal Technologies Ltd. ("AMT"). In August 2002, we invested approximately $5.0 million in convertible notes of AMT, an Israeli private company which develops, markets and licenses technologies, through its group companies, for amorphous and nano-crystalline advanced materials, as methods and solutions for a wide range of commercial applications. Currently, AMT is focusing on two of its group companies, A.H.T. Advanced Heating Technologies Ltd., which uses amorphous metals for heating products and A.C.S. Advanced Coding Systems Ltd., which develops, markets and sells products using amorphous materials for brand protection against counterfeiting and anti-shoplifting electronic article surveillance. The investment formed part of an aggregate investment in AMT of approximately $8.7 million, of which the existing shareholders of AMT invested $3.7 million. The convertible notes are convertible into preferred shares of AMT or its group companies. Following the investment, Elron holds 29% of AMT on a fully diluted and as converted basis (excluding warrants). The investment in AMT is being accounted for under the equity method.

                  In addition, we and the other investors in AMT were issued warrants to purchase up to an additional $19.1 million in convertible notes, over different periods of up to a maximum of 48 months from the closing. We also have an option to invest up to $5.0 million in AMT on the same terms and conditions as the original investment for a period of eight months from the closing. In December 2002, Elron made a convertible loan to AMT in the amount of $0.2 million. The loan is convertible into convertible notes of AMT upon the same terms and conditions as Elron's original investment.

                  We are entitled to voting and other rights attached to the convertible notes on an as converted basis as a shareholder of AMT, and to special rights in certain specific circumstances.

                  Investment in Notal Vision ("Notal"). In January 2003, we invested $2.0 million in Notal, an Israeli medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD). Our investment formed part of an aggregate investment in Notal of approximately $4.0 million, including an investment by an existing shareholder, Innomed Ventures L.P., a venture capital fund focused on the medical field. Elron is also invested directly in Innomed. Following the transaction, we hold directly approximately 25% of Notal. In January 2003, Notal signed a distribution agreement with a strategic partner, Carl Zeiss Meditec, Inc., one of the leading manufacturers of professional optics equipment.

CRITICAL ACCOUNTING POLICIES

         We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 of the Notes to our Consolidated Financial Statements. Certain of our accounting policies are particularly important to the description of our financial position and results of operations. In applying some of these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. These estimates are subject to an inherent degree of uncertainty. Estimates are used for, but are not limited to, the accounting for impairments of investment, goodwill and other intangible assets. Actual results could differ from these estimates.

Our critical accounting policies include:

o  Principles of accounting for holding in group companies
o  Merger accounting
o  Impairment of goodwill and other intangible assets
o  Impairment of investments in group companies
o  Revenue recognition
o  Income taxes

         Principles of Accounting for Holdings in Group Companies.

                  The various holdings that we have in our group companies are accounted for under several broad methods as described below. The applicable accounting method is generally determined based on our voting interest in the entity.

                  Consolidation. Companies over which we have control are accounted for under the consolidation method of accounting. Control is usually assumed when we directly or indirectly own more than 50% of the outstanding voting securities, however, whether or not we control a group company also depends on an evaluation of several factors, including, among others, our representation on the board of directors, the level of financing provided by us to the group company and any minority rights. Under the consolidation method, a company's assets and liabilities are included within our consolidated balance sheet and its income and expense items are included within our consolidated statements of operations. The share of other shareholders in the net assets and in the net income or losses of a consolidated company is reflected in minority interest in our consolidated balance sheet and in our consolidated statements of operations, respectively. The minority interest amount adjusts our consolidated net income (loss) to reflect only our share in the earnings or losses of the consolidated company.

                  Equity Method. Group companies which we do not control, but over whom we exercise significant influence, are accounted for under the equity method of accounting. Significant influence is usually assumed when we hold 20% or more of a group company's voting securities, however, whether or not we exercise significant influence with respect to a group company also depends on an evaluation of several factors, including, among others, our representation on the board of directors, agreements with other shareholders, our participation in policy making processes, the existence of material intercompany transactions and technological dependency, the extent of ownership by an investor in relation to the concentration of other shareholdings, and other factors which may require management to make certain judgmental decisions regarding significant influence. We also account for our interests in some private equity funds under the equity method of accounting, based on our holding interest. Under the equity method of accounting, a group company's assets and liabilities are not included within our consolidated balance sheet and their results of operations are not reflected within our consolidated statements of operations; however, our share in the net income or losses of the group company is reflected as an equity income (loss) in our consolidated statements of operations. The share of income or losses is generally based upon our voting ownership of the group company's securities, which may be different from the percentage of the economic ownership of the group company held by us. In certain cases, and in accordance with EITF 99-10 "Percentage Used to Determine the Amount of Equity Method Losses" we recognize equity method losses based on the ownership level of the particular investee security held by us.

                  The effect of a group company's net results of operations on our results of operations is the same under either the consolidation method of accounting or the equity method of accounting, as under each of these methods only our share in the net income or losses of a group company is reflected in our net results of operations in the consolidated statements of operations.

                  Other Methods. Group companies that we do not account for under either the consolidation or the equity method of accounting are accounted for under three different methods:

                  o Non-marketable group companies are presented at cost. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations.

                  o Marketable group companies, which are classified as trading securities, are presented at fair market value and the changes in the market value are reflected in our results of operations during each reporting period.

                  o Marketable group companies which are classified as available-for-sale are presented at fair market value and the effect of any change in market value is reflected in our comprehensive income (loss).

                  In accordance with APB 18, an investee that was previously accounted for other than under the equity method of accounting may become qualified for use of the equity method of accounting by an increase in the level of ownership. In such cases, the results of operations and retained earnings should be adjusted retroactively under the equity method of accounting ("step-by-step acquisition"). As a result of the DEP share purchase, our interest in Given Imaging, Galil Medical, Witcom and 3DV Systems, in which we had direct and indirect interests through RDC, increased. This enables us to exercise significant influence over these companies and in accordance with APB 18, we have restated our financial statements for all prior periods in which our investments in these companies were recorded at cost. The aforementioned restatements resulted in increased net losses of approximately $2.5 million, or $0.12 per share and by $1.8 million, or $0.08 per share for the years ended December 31, 2001 and 2000, respectively.

         Merger accounting

                  The merger with Elbit has been accounted for as an acquisition under the purchase method of accounting for business combinations. The aggregate purchase price of approximately $74.0 million consisted of 5,617,601 Elron ordinary shares valued at an average market price of $12.50 per ordinary share, which was based on the average closing price of Elron's ordinary shares during the period commencing from the date of the announcement of the exchange ratio and ending five days thereafter, $1.0 million of assumed options and $2.7 million of transaction and integration costs. The purchase price has been allocated to Elbit's assets based on their estimated fair value according to an analysis made by an independent appraiser. Of the total purchase price, $55.0 million has been allocated to Elbit's identifiable net assets and the remaining $19.0 million has been allocated to goodwill. The goodwill recorded reflects the anticipated synergies that will result from the combined entity, including anticipated reductions in operational and management costs, the creation of an enhanced platform, a more simplified and efficient organizational structure and greater resources and scope of operations, which will benefit the group companies. At the acquisition date, net deferred tax assets relating to operating loss carryforwards have been fully offset by a valuation allowance. Subsequent to the acquisition date, Elbit recorded a tax benefit in the amount of $6.6 million and reduced its valuation allowance for the deferred tax asset in respect of its operating loss carryforwards (see also, Critical accounting policies; Income taxes). In accordance with generally accepted accounting principles in the United States, the tax benefit from eliminating the valuation allowance after the acquisition date had been recorded as a reduction of goodwill related to the acquisition. In accordance with generally accepted accounting principles in the United States, the remaining goodwill, in the amount of $12 million, will not be amortized and is reviewed annually (or more frequently if impairment indicators arise).

                  The share purchase of DEP's shares has been accounted for as an acquisition under the purchase method of accounting for business combinations. The aggregate purchase price of approximately $29.5 million consisted of 2,261,843 ordinary shares of Elron valued at an average market price of $13.02 per ordinary share, which was based on the average closing price of Elron's ordinary shares a few days before and after the date that the number of shares to be issued to DIC was announced. The purchase price has been allocated to DEP's assets acquired, primarily long-term investments, in the amount of $41.0 million, loans from DIC to RDC in the amount of $3.5 million and liabilities assumed in the amount of $15.1 million. The allocation to DEP's assets was based on an analysis made by an independent appraiser. Of the total purchase price allocated to DEP's assets acquired, an aggregate amount of $16.5 million was allocated to identifiable net intangible assets related to equity investments, with a weighted average amortization period of approximately 11 years, according to the economic benefit of the underlying assets, and an aggregate amount of $6.5 million was allocated to each equity investment's goodwill. The amortization of the identifiable intangible assets is included in our share of the net losses of each equity investment, except for Galil Medical, which is consolidated in our financial statements, and therefore the amortization will be included under "Amortization of other assets".

                  Determining the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. As mentioned above, we obtained appraisals from an independent appraiser in order to assist us in the valuation of certain intangible assets. While there were a number of different methods used in estimating the value of intangibles acquired, the primary method used was the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, a discount rate reflecting the risk inherent in the future cash flows and expected useful lives assigned to the intangible assets. As we operate in an industry which is rapidly evolving and extremely competitive, the value of the intangible assets, including goodwill, is exposed to future adverse changes which can result in a charge to our results of operation.

         Impairment of Goodwill and Other Intangible Assets

                  We periodically assess the impairment of goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In 2002, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") became effective, and as a result, commencing on January 1, 2002, goodwill is no longer being amortized. In lieu of amortization, we have performed an initial impairment review of goodwill as of January 1, 2002 and an annual impairment review thereafter at the level of each reporting unit. We have estimated the fair value of each reporting unit and compared it to its reported carrying amount. To determine fair value, we have used a number of valuation methods including quoted market prices, discounted cash flows and revenue multiples, taking into consideration factors such as control premiums and synergies. In certain cases we have obtained an opinion from an independent appraiser. Based on this comparison for each reporting unit, no goodwill impairment losses were recorded. As we operate in an industry which is rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that future goodwill impairment tests will not result in a charge to our results of operation. Net goodwill and other intangible assets amounted to approximately $40.1 million as of December 31, 2002.

         Impairment of Investments in Group Companies

                  At the end of each reported period we evaluate the carrying value of each investment in our group companies for possible impairment based on the financial condition and prospects of the group company and other relevant factors and by comparing the fair value of each investment relative to its carrying value, and whether the decline, if any, in the fair value has been other than temporary. The fair value of our holdings in privately held companies is generally determined based on the value at which independent third parties have invested or have committed to invest in these companies. As we operate in an industry which is rapidly evolving and extremely competitive, it is reasonably possible that our estimates could change in the near term. While there can be no assurance that a write-down or write-off of the carrying value will not be required in the future.

         Revenue recognition


                  Our revenues are derived from our consolidated subsidiaries. Revenues from sales of products and services are recognized after all of the following occurs: the product is delivered, collection is probable, fees are fixed or determinable, vendor-specific objective evidence exists to allocate total fee to elements of an arrangement and persuasive evidence of an arrangement exists. Maintenance revenue is recognized over the term of the contract period. Training revenue is recognized when a right of return exists as the services are provided. Reserves for estimated returns and allowances are provided at the time revenue is recognized when a right of return exists. Such reserves are recorded based upon historical rates of returns, distributor inventory levels and other factors. Income derived from projects related to software development is recognized upon the percentage of completion method, provided that a material portion of costs have been incurred or that a material portion of milestones have been achieved and where contract results can reasonably be estimated. Provision for losses, if any, on uncompleted contracts are made in the period when such losses are apparent.

         Income Taxes

         At the end of each reported period, we must assess the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent that we believe recovery is not likely, we must establish a valuation allowance. In 2002 we have reduced our previously valuation allowance by $6.6 million to increase our deferred tax asset to an amount that is more likely than not to be realized in future years.

         Basis of Presentation

         Consolidation. The consolidated financial statements include the accounts of the Company and all its subsidiaries in which we directly or indirectly own more than 50% of the outstanding voting securities. Our consolidated financial statements include the following main subsidiaries:

                           Year ended December 31,
                     ----------------------------------------
                          2002                     2001
                     --------------------      --------------
                     Elron Software            Elron Software
                     Elron Telesoft            Elron Telesoft
                     Elbit(1)
                     DEP(1)
                     RDC(1)
                     Galil Medical(2)
                     MediaGate(2)

(1) Since May 2002, following the completion of the merger and DEP share purchase.
(2) Since July 2002.

         Equity Method. Our main group companies accounted for under the equity method of accounting included:


                                  Year ended December 31,
      ---------------------------------------------------------------------------------
                       2002                                      2001
      ---------------------------------------     -------------------------------------
      Elbit Systems        AMT(4)                 Elbit Systems      Galil Medical(3)
      Elbit(1)             Given Imaging(3)       Elbit              Witcom(3)
      NetVision            Galil Medical(2,3)     NetVision          3DV(3)
      MediaGate(2)         Witcom(3)              Chip Express
      Chip Express         3DV(3)                 DEP
      DEP(1)               Cellenium(5)           Wavion
      Wavion               CellAct                KIT
      KIT                                         Pulsicom
      Pulsicom                                    Given Imaging(3)

(1) Through May 2002, following the completion of the merger and DEP share purchase.
(2) Through July 2002
(3) Restated (see "Critical accounting polices, Principles of Accounting for Holdings in Group Companies")
(4) Since August 2002
(5) Through November 2002


RESULTS OF OPERATIONS

Year Ended December 31, 2002 compared to Year Ended December 31, 2001.

The following tables set forth our results of operations in the reported period:

                                           Year ended December 31,
                                 ----------------------------------------
                                       2002                  2001
                                 ------------------    ------------------
                                 (millions of $ except per share data)
       Net loss                        39.3                  50.8*
       Net loss per share              1.50                  2.40*

* Restated (see "Critical accounting polices, Principles of Accounting for Holding in Group Companies")

Our net loss in 2001 adjusted to exclude amortization expenses related to goodwill that is no longer being amortized commencing January 1, 2002 in accordance with SFAS 142 was as follows:

                                         Year ended December 31,
                                 ----------------------------------------
                                       2002                  2001
                                 ------------------    ------------------
                                 (millions of $, except per share data)
       Net loss                        39.3                 49.2*
       Net loss per share              1.50                 2.33*

* Restated (see "Critical accounting polices, Principles of Accounting for Holding in Group Companies")


Pro forma net loss, which gives effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and in MediaGate as if these transactions had occurred at the beginning of each reporting period presented, was as follows:


                                        Year ended December 31,
                                ----------------------------------------
                                      2002                  2001
                                ------------------    ------------------
                                (millions of $, except per share data)
      Pro forma Net loss              52.4                  90.2
      Pro forma Net loss              1.80                  3.10
         per share

The general slowdown in spending for technology products continues to affect the results of operations of our group companies which continue to report net losses. The current economic conditions continue to limit our ability to successfully "exit" some of our group companies and to record capital gains. However, as reflected on a more comparable basis in the pro forma information, we reported a decrease in our share in the losses of our affiliated companies as a result of the restructuring plans and cost reduction programs taken by some of our group companies during 2001 and 2002, which enabled these companies to reduce their losses notwithstanding the adverse economic and market conditions.

Reportable Segments

Our reportable segments are i) Elron Software, the Internet products segment;
ii) Elron Telesoft, the systems and projects segment; and iii) Other holdings and the corporate operations, which includes our holdings in subsidiaries, affiliates and other companies, engaged in various fields of advanced technology, and the corporate operations, which provide the strategic and operational support to the group companies.

For the reported periods, the main group companies were classified into the following segments:

                                                            Systems and          Other holdings and the corporate
                                     Internet product       projects                       operations
                                     ------------------    ----------------     ----------------------------------
Consolidated                         Elron Software        Elron Telesoft       Elbit; DEP; RDC; Galil Medical and
                                                                                MediaGate;

Equity basis                                                                    Elbit Systems; NetVision; Chip
                                                                                Express; Wavion; KIT; Pulsicom;
                                                                                Given Imaging; Witcom Ltd.; 3DV;
                                                                                Cellenium; CellAct; and AMT

Cost                                                                            Oren Semiconductor

Marketable securities presented                                                 Partner Communications Company,
   as available- for- sale                                                      24/7 Real Media


The following table reflects our consolidated data by reported segments:

                                                                       Other
                                                                   holdings and
                                     Elron          Elron          the corporate
                                   Software        Telesoft           operations     Consolidated
                               ------------------------------------------------------------------
                                                        (millions of $)
                               ------------------------------------------------------------------

                                                 Year ended December 31, 2002
                               ------------------------------------------------------------------
 Income                                8.3            10.1                 (10.7)           7.7
 Costs and Expenses                   16.9            15.9                  17.1           49.9
 Net loss                             (8.6)           (5.9)                (24.8)         (39.3)

                                                 Year ended December 31, 2001
                               ------------------------------------------------------------------
 Income                                9.1            23.6                 (28.7)           3.0
 Costs and Expenses                   19.5            38.1                   0.5           58.1
 Net loss                            (10.4)          (15.3)                (25.1)         (50.8)


Elron Software

      Elron Software is focused on web access control and e-mail content filtering for organizations. The following table sets forth the operating results of Elron Software:

                                                  Year ended December 31,
                                            ------------------------------
                                                 2002              2001
                                            -------------    -------------
                                                    (millions of $)
          Revenues                                 8.3              9.1
          Cost of revenues                         0.9              1.0
                                                   ---              ---
          Gross profit                             7.4              8.1
          Operating expenses*                     14.0             15.7
          Amortization of other assets             1.0              1.3
          Restructuring charges, net               0.6              1.0
                                                   ---              ---
          Operating loss                          (8.2)            (9.9)
                                                  ----            -----
          Finance expenses, net                    0.4              0.5
          Net loss                                (8.6)           (10.4)
                                                  ----            -----


      *Excluding amortization of other assets and restructuring charges, net, in the amount of $1.7 million and $2.3 million in 2002 and 2001, respectively, which are presented separately.

                Revenues. Elron Software's net revenues decreased by $0.8 million, or 9%, from $9.1 million in 2001 to $8.3 million in 2002. The decrease was primarily due to increased competition in the web access monitoring market and the continued economic slowdown, which continues to cause customers to delay or postpone purchases of IT products.

                Cost of revenues. Elron Software's cost of revenues was $1.0 million in 2001 and $0.9 million in 2002, representing a gross margin of 89% for both years.

                Operating loss. Elron Software's operating loss decreased by $1.7 million, or 17%, from $9.9 million in 2001 to $8.2 million in 2002. The decrease in losses was a result of a decrease in operating expenses (excluding amortization of other assets and restructuring charges, net) in the amount of $1.7 million, or 11%, from $15.7 million in 2001 to $14.0 million in 2002, which resulted from the restructuring and cost reduction programs implemented by Elron Software during 2001 and 2002. Elron Software's ability to further decrease operating losses and reach breakeven is dependent upon its ability to grow its revenues in 2003.

                The decrease in the amortization of other assets reflects the adoption of SFAS 142, according to which goodwill is no longer being amortized.

                In response to the economic conditions, and, in particular, the slowdown in IT spending, Elron Software underwent restructuring programs in 2001 and 2002 in order to reduce expenses and improve efficiency. Restructuring charges in 2001 amounted to $1.0 million of which $0.4 million was with respect to workforce reductions of approximately 40 employees, mainly in the sales and marketing division, and $0.6 million were facilities related expenses, including fixed asset write-offs associated with vacated facilities. Due to the continuation of the slowdown in IT spending in 2002, Elron Software implemented additional restructuring programs in 2002. Restructuring charges in 2002 amounted to $0.6 million which included primarily $0.4 million in respect of workforce reductions of approximately 28 employees, across all functions of the organization, in order to further adjust Elron Software's operations to the current economic conditions.

Elron TeleSoft

      Elron TeleSoft is focused on telecom network and service management products and solutions. The following table sets forth the operating results of Elron Telesoft:

                                                 Year ended December 31,
                                                ------------------------
                                                    2002          2001
                                                -----------    ---------
                                                     (millions of $)
           Net revenues                             10.1           23.8
           Cost of revenues                          8.0           21.1
                                                     ---           ----
           Gross profit                              2.1            2.7
           Operating expenses*                       4.3           10.6
           Amortization of other assets              0.8            2.4
           Restructuring charges, net                1.3            1.2
                                                    ----          -----
           Operating loss                           (4.3)         (11.5)
           Finance expenses, net                     1.5            2.8
           Other expenses, net                         -            0.2
           Tax provision                             0.1            0.8
                                                    ----          -----
           Net loss                                 (5.9)         (15.3)



      *Excluding amortization of other assets and restructuring charges, net, in the amount of $2.1 million and $3.6 million in 2002 and 2001, respectively, which are presented separately.

                Revenues. Elron Telesoft's net revenues decreased by $13.7 million, or 58%, from $23.8 million in 2001 to $10.1 million in 2002. The decrease resulted in part from a $12.8 million decrease in revenues due to the sale of non-core activities of Elron TeleSoft during the second half of 2001 as part of its restructuring program to focus its operations on core areas of its business - development and marketing of products to the telecommunications market. The balance of the decrease of $0.9 million resulted from reduced sales of products and services to the telecommunications market due to a slowdown in telecom capital expenditures as well as longer sales cycles as telecom service providers postponed purchase decisions.

                Cost of revenues. Cost of revenues of Elron TeleSoft in 2002 were $8.0 million, representing a gross margin of 21%, compared to $21.1 million in 2001, representing a gross margin of 11%. The increase in gross margin resulted mainly from higher efficiencies due to the restructuring program the company underwent during 2001 and 2002.

                Operating Loss. Elron Telesoft's operating loss decreased by $7.2 million, or 63%, from $11.5 million in 2001 to $4.3 million in 2002. The decrease in losses was a result of a decrease in operating expenses (excluding amortization of other assets and restructuring charges) in the amount of $6.3 million, or 59%, from $10.6 million in 2001 to $4.3 million in 2002, which resulted from the restructuring and cost reduction programs implemented by Elron Telesoft which include the sale of non- core activities. Elron Telesoft expects to report breakeven on an operating basis in 2003.

                The decrease in the amortization of other assets reflects the adoption of SFAS 142, according to which goodwill is no longer being amortized, as well as the decrease in intangible assets associated with activities sold during 2001 and 2002.

                Elron Telesoft recorded in 2002 and 2001 restructuring charges of $1.3 million and $1.2 million, respectively. As part of the restructuring programs, Elron TeleSoft sold in the third quarter of 2001 certain non-core activities in the e-business field to Forsoft Multimedia Solutions Ltd. in consideration for $3.4 million and in January 2002, it completed the sale of its remaining non-core activities in the government field to Elbit Systems for $5.7 million. These transactions resulted in a loss of $0.2 million in 2001 and $0.3 million in 2002. Elron TeleSoft's restructuring charges in 2002 and 2001 also included $0.5 million and $0.4 million with respect to workforce reductions of 77 and 65 employees, respectively. Facilities related expenses in 2001 amounted to $0.7 million which included $0.4 million termination cost of a facility lease. In 2002, facilities related expenses amounted to $0.5 million resulting mainly from the consolidation of excess facilities that involved write-off of leasehold improvements in the vacated facilities.

              Finance expenses. Finance expenses decreased by $1.3 million, or 46%, to $1.5 million in 2002 from approximately $2.8 million in 2001. The decrease in the finance expenses is primarily attributed to the decrease in interest rates. The majority of the finance expenses are principally due to loans associated with the purchase of the main operations and net assets of Network, Communications and Computer Systems (NCC) Ltd by Elron Telesoft in 1998.

Other Holdings and the Corporate Operations segment

Other holdings and the corporate operations segment which include our holdings in subsidiaries, affiliates and other companies, engaged in various fields of advanced technology, and the corporate operations, which provide the strategic and operational support to the group companies. The following table sets forth this segment operating results:

                                                                      Year ended December 31,
                                                                      -----------------------
                                                                        2002          2001
                                                                       -----         -----
                                                                          (millions of $)
Revenues                                                                 5.1             -
 Net loss from equity investments                                      (21.9)        (27.2)
 Gain (loss) from disposal and changes in holdings in related
           companies, net                                                6.9           3.2
 Other income (expenses), net                                           (0.8)         (4.7)
                                                                       -----         -----
 Total Income                                                          (10.7)        (28.7)
Cost of revenues                                                         2.7
Operating expenses*                                                     15.3           5.1
Amortization of other assets                                             0.2             -
Restructuring charges, net                                               0.4             -
Finance expenses (income), net                                          (1.5)         (4.5)
Total Cost and expenses                                                 17.1          (0.6)
                                                                       -----         -----
Loss from continuing operations before tax benefit                     (27.8)        (29.3)
Tax benefit                                                              3.0           3.7
Minority Interest                                                       (2.8)          0.4
                                                                       -----         -----
Loss from continuing operations                                        (22.0)        (25.1)
Loss from discontinued operations                                        2.8             -
                                                                       -----         -----
Net loss                                                               (24.8)        (25.1)


*Excluding amortization of other assets and restructuring charges, net, in the amount of $0.6 million and $0 million in 2002 and 2001, respectively, which are presented separately.

Income

         Revenues. Net revenues of the Other Holdings and the Corporate Operations segment consisted of sales of products and services by our subsidiaries, Galil Medical and MediaGate, which were consolidated for the first time in 2002. The following table sets the segment revenues. As these companies were not consolidated in 2001 and were only consolidated during 2002, the following table does not represent the companies' revenues on a full year basis (full year information is presented below):

                                                  Year ended December 31,
                                                  -----------------------
                                                    2002           2001
                                                    ----           ----
                                                       (millions of $)
           Galil Medical                             3.0              -
           MediaGate                                 2.1              -
                                                     ---
                                                     5.1              -
                                                     ---              -

             Galil Medical, a medical device company performing minimally invasive cryotherapy, recorded revenues of $5.0 million in 2002 (of which $3.0 million were in the second half of 2002 and were consolidated within our consolidated revenues) compared to $2.8 million in 2001. The increase in revenues is mainly due to increased penetration in the US market. The majority of the revenues derived from sales of disposable products.

             MediaGate's revenues amounted to $2.6 million in 2002 (of which $2.1 million were in the second half of 2002 and were consolidated within our consolidated revenues) compared to $0.7 million in 2001. MediaGate develops and markets advanced messaging systems. The increase in revenues is mainly due to large projects received from mobile operators mainly in the Far East.

      Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). The share in net losses of affiliated companies amounted to $21.9 million in 2002 compared to $27.2 million in 2001. The decrease in our share in net losses of our affiliated companies in 2002 resulted mainly from ceasing accounting for Elbit's and DEP's results of operations under the equity method of accounting from the date of completion of the merger and the share purchase, respectively. Elbit and DEP accounted for $19.1 million of equity losses in the full year of 2001 compared to $9.6 million in the period through the completion of both transactions in 2002. In addition, our share in Wavion's losses decreased in 2002 as a result of the decrease in Wavion's net loss.

      The above decrease was partially offset mainly as a result of the increase in our share of the net losses of Galil Medical (which were accounted under the equity method through July 2002), Given Imaging, 3DV and Cellenium as a result of the merger with Elbit and the share purchase of DEP, and the increase in the losses of Chip Express.

             Highlights of the Results of Operations of Our Major Affiliates:

             Elbit Systems Ltd. (Nasdaq: ESLT) (a 20% holding). Elbit Systems develops, manufactures and integrates advanced high-performance defense electronic systems. Our share in net earnings of Elbit Systems amounted to $9.5 million in 2002 compared to $9.1 million in 2001.

             The following are highlights of the results of operations of Elbit
             Systems:

             o Elbit Systems' revenues increased from $764.5 million in 2001 to $827.5 million in 2002. As of December 31, 2002, Elbit Systems' backlog of orders was $1,689 million, of which approximately 79% was scheduled to be performed in 2003 and 2004 compared to a backlog of orders of $1,566 million on December 31, 2001. The increase in Elbit Systems' revenues in 2002 resulted mainly from the increase in sales of Airborne and Command, Control, Communication, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) systems.

             o Elbit Systems' operating income in 2002 was $57.8 million (7% of revenues) compared to $53.7 million in 2001 (7% of revenue).

             o Elbit Systems' net income in 2002 was $45.1 million (5.5% of revenues) compared to a net income of $40.8 million (5.3% of revenues) in 2001. Elbit Systems' net income in 2002 included $9.8 million non-recurrent charge, before tax, in connection with Elbit Systems' agreement to repay the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade ("OCS") an agreed amount of $10.6 million in exchange for a release by the OCS from all obligations to pay royalties in the future. The abovementioned non-recurrent charge was offset by $2.8 tax adjustment as a result of the completion of tax assessments for prior years in various tax jurisdictions as well as adjustment of estimated taxes. Elbit Systems' net income in 2001 included the effect of $9.1 million, before tax, of share price linked compensation expenses. In 2002 the expenses related to share price linked compensation were nor material.

                  Given Imaging (Nasdaq: GIVN) (an 18% holding directly and
             indirectly through RDC). Given Imaging, a medical device company using a disposable miniature video camera in a capsule to examine the gastrointestinal tract, recorded revenues of $28.9 million in 2002, compared to $4.7 million in 2001, and a gross profit of 59% of revenues, compared to 48% in 2001. 2002 represents the first full year of sales for Given Imaging following FDA clearance of its product in August 2001, and the fifth consecutive quarter of increased revenues. Given Imaging's net loss in 2002 was $18.3 million compared to $18.7 million in 2001. Given Imaging expects its revenues for 2003 to increase approximately 100% over 2002 revenues of $28.9 million and to reach breakeven and achieve sustainable profitability in the second half of 2003.

                  NetVision (a 46% holding). NetVision provides Internet
             services and solution in Israel. NetVision's net income in 2002 amounted to $2.8 million compared to a net loss of $3.6 million in 2001. The shift from a net loss in 2001 to a net income in 2002 was primarily due to a restructuring program implemented by NetVision, which included cost reduction programs which resulted in decrease in NetVision's operating expenses in 2002 by $8.5 million, or 14%, from $61.6 million in 2001 to $53.1 million in 2002. Netvision's revenues decreased in 2002 by $2.5 million, or 4%, from $58.9 million in 2001 to $56.4 million in 2002 mainly due to the intensive competition in gaining broadband communication market share and due to the economic slowdown affecting business and corporate spending. At the end of 2002, Netvision has a customer base of approximately 340,000 (330,000 at the end of 2001).

                  Netvision expects that its revenues in 2003 will be affected by the transition of customers to broadband communication on account of narrow-band dial-up connections and by the increased competition which will result in lower prices.

                  Wavion (a 48% holding). Wavion, a developer of broadband
             wireless access systems for wireless LANs, recorded a net profit in the second half of 2002 of $0.2 million and a net loss in the full year 2002 of $0.6 million compared to net losses of $3.4 million for the full year 2001. In light of the downturn in the broadband wireless communications market which delayed the release of Wavion's products, Wavion significantly reduced its research and development expenses and began to sell subcontracting services for the development of wireless sub-systems, recording revenues of $1.7 million in 2002. The increase in revenue enabled Wavion to record a net profit in the second half of 2002. Wavion intends to commence beta site tests of its products in the second half of 2003 and to begin selling its products in 2004.

                  KIT (a 28% holding). KIT provides online academic programs.
             KIT's net losses in 2002 amounted to $5.2 million compared to $3.0 million in 2001, mainly as a result of an increase of $1.3 million in marketing and sales expenses as KIT expanded its sales efforts mainly in Holland and in the United Kingdom. As a result of these efforts, KIT generated revenues of $2.6 million in 2002 compared to $1.0 million in 2001. At the end of 2002, KIT had approximately 1,000 students, mainly from Holland and United Kingdom.

                  Witcom (a 20% holding directly and indirectly through RDC).
             Witcom, a company operating in the field of radio-based point-to-point digital networking solutions, recorded revenues of $5.0 million in 2002 compared to $4.4 million in 2001. Witcom's revenues were affected by the slowdown in the telecommunications industry. Witcom's net loss in 2002 was $5.5 million compared to $6.9 million in 2001. The decrease in net losses resulted from a cost reduction program implemented by Witcom beginning in 2001.

                  Pulsicom (a 17% holding). Pulsicom commenced its operations in
             2001 and is engaged in the development of high accuracy real time location and tracking systems. In 2002, its net losses amounted to $0.8 million, consisting mainly of research and development costs, compared to $1.0 million in 2001. Pulsicom is expecting to complete its first prototype and commence field tests during 2003 and therefore sales are not anticipated to commence before 2004.

                  Chip Express (a 34% holding). Chip Express, a manufacturer of late stage programmable gate array ASICs (Application Specific Integrated Circuits) continued to be affected in 2002 by the slowdown in the semiconductor industry and its revenues decreased by $13.3 million, or 45%, from $29.8 million in 2001 to $16.5 million in 2002. Operating expenses in 2002 decreased by $8.4 million, or 27%, to $22.7 million from $31.1 million in 2001, mainly due to the implementation of a cost reduction program. However, due to larger decrease in revenues, Chip Express' net losses in 2002 increased to $6.4 million compared to $1.6 million in 2001. In 2003, Chip Express expects that the introduction of new products will contribute it to increase its revenues.

                  During the second quarter of 2002, Chip Express raised $16.0 million, of which we invested $5.0 million. Consequently, our ownership percentage in Chip Express decreased from approximately 35% to approximately 34%. The amount raised is expected to be used for research and development, to expand global marketing activities and to increase Chip Express' sales efforts. At the end of 2002, Chip Express had $12.7 million in cash and cash equivalents.

                  3DV (a 24% holding directly and indirectly through RDC). 3DV, a developer of products in the field of 3-D cameras, recorded net losses of $5.1 million in 2002 compared to $7.6 million in 2001. The decrease in 3DV's net losses was the result of restructuring and cost reduction programs. 3DV is a development stage company and its future revenues are largely dependent on the demand for three dimensional applications, such as the three-dimensional video games.

                  A.M.T. Advanced Metal Technology ("AMT") (a 33% holding).
             Since Elron's investment in the company in August 2002, AMT's two operating companies, namely A.H.T. Advanced Heating Technologies ("A.H.T.") and A.C.S. Advanced Coding Systems ("ACS") started to introduce their products to the market and had recorded initial sales of few hundred thousand dollars. In addition, both companies have built up their operating and manufacturing infrastructure and completed staffing the management positions. 2003 will be the first full year of revenues for AHT and ACS offering their products based on amorphous metals technology to the worldwide market.

Despite the decrease in net losses from our group companies, we expect that most of our group companies will continue to recognize losses in 2003, as they have not yet generated significant revenues. Therefore, they will continue to negatively affect our results of operations.

Results of operations of significant group companies which are accounted for other than under the equity method of accounting. In addition to companies accounted for under the equity method, we have several significant investments in companies which we account for on a cost basis or as available-for-sale and whose results do not affect our results of operations. These significant investments mainly include our holding in Partner (Nasdaq: PTNR) through Elbit, which is accounted for as available-for-sale securities, and Oren Semiconductor, which is presented at cost.

                  Partner (Nasdaq: PTNR) (a 12% holding through Elbit). At
             December 31, 2002, the market value of our investment in Partner amounted to $78.6 million. Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. In 2002 Partner reached a significant milestone, as it became a profitable company and generated free cash flow for three consecutive quarters. The following are highlights of the results of operations of Partner for 2002:

                  o Partner's revenues for 2002, driven primarily by subscriber growth of 26%, increased by 25% to $855.9 million from $685.9 million in 2001. Partner's subscriber base at the end of 2002 was 1,837,000 compared to 1,458,000 at the end of 2001.

                  o Partner's operating income for 2002 increased to $112.6 million from $21.7 million in 2001, an increase of 418%. Operating income in 2002, as a percentage of revenues, reached 13% as compared to 3% in 2001.

                  o Partner's net income for 2002 was $17.8 million compared to a net loss of $64.0 million for 2001.

                  o Partner has a line of credit agreement with a consortium of banks that provides for borrowings of up to $710 million. As of December 31, 2002, $519 million was outstanding under this facility. The line of credit is guaranteed by shares held by the original shareholders of Partner, pro rata to their respective holdings. In connection with this guarantee, Elbit has pledged approximately 70% of the Partner shares held by it in favor of the consortium of banks.

                  o Partner expects revenue growth in 2003 to be slowed by lower subscriber growth as a result of a more penetrated market, the reduction in incoming rates mandated by the regulator, increasing competition and the economic slowdown in its industry.

                 Oren Semiconductor (a 17% holding). Oren is a developer of integrated circuits for digital broadcasting. During 2002, we invested $2.5 million in Oren by way of bridge loans, bringing the book value of our holding in Oren at December 31, 2002 to $8.0 million compared to $5.5 million at December 31, 2001.

                 In 2002, Oren's revenues were $2.0 million compared to $2.5 million in 2001. Operating expenses in 2002 decreased to $7.1 million from $9.1 million in 2001, mainly due to the decrease in research and development costs as a result of cost reduction programs. Oren's net loss in 2002 was $8.7 million compared to $8.6 million in 2001. Oren expects to achieve revenue growth in 2003 and a decrease in its net losses.

         Gains from Sale of Shares and Changes in Holdings in Related Companies. Our gains from the sale of shares and changes in our holdings in related companies amounted to $6.9 million in 2002 compared to $3.2 million in 2001. The gain in 2002 resulted primarily from a $5.3 million gain from the sale of approximately 98,700 and 672,800 shares of Given Imaging held by Elron and RDC, respectively. As a result, our direct and indirect holdings in Given Imaging decreased to 18.3%. In addition, a gain of $1.8 million resulted from the sale of 380,000 shares of Elbit Systems in the fourth quarter of 2002. Gains in 2001 included an approximately $3.0 million gain from the sale of 380,000 shares of Elbit Systems.

         Our ability to record future gains from the disposition of and changes in holdings in our group companies will be affected by the financial market conditions in future periods.

         Other Income, net. Other income, net, of the Other Holding Corporate Operation segment amounted to a loss of $0.8 million in 2002 compared to $4.9 million in 2001. The loss in 2002 includes mainly a $1.1 million decrease in the price of marketable securities of Cisco (Nasdaq: CSCO) and EVS (Nasdaq: EVSN) which were mainly offset by $0.7 million gains from the sale of marketable securities, primarily of NetManage (Nasdaq: NETM)). The loss in 2001 resulted primarily from a $5.8 million decrease in the market value of BroadBase Software's and Kana's shares which we subsequently received in exchange for BroadBase Software's shares following the acquisition of BroadBase Software by Kana (Nasdaq: KANA) and a $1.0 million write-down in the market value of the shares of ArelNet (TASE: ARNT). The loss in 2001 was partially offset by a $1.0 million gain from the sale of the remaining shares of Zoran during the first quarter of 2001 and a $1.2 million gain from the sale of shares of Kana during the fourth quarter of 2001. See "Qualitive and Quantitive Disclosure about Market Risk" for information regarding our exposure to changes in prices of marketable securities held by us at the end of 2002.

Expenses

         Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, Galil Medical and MediaGate, which were consolidated for the first time in the second half of 2002. Cost of revenues of Galil Medical and MediaGate in the second half of 2002 was $2.7 million.

         Operating Expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of Elron's and RDC's corporate operations and of our subsidiaries, mainly Galil Medical and MediaGate, which were consolidated for the first time during 2002. The following table sets forth the segment operating expenses. As the subsidiary companies were not consolidated in 2001 and were only consolidated during 2002, the following table does not represent the companies' operating expenses on a full year basis (full year information is presented below). The operating expenses presented below exclude restructuring expenses and amortization of other assets, in the amount of $0.6 million and $0 million in 2002 and 2001, respectively, which also constitute part of operating expenses under US GAAP but for presentation purposes are included as a separate item:

                                                  Year ended December 31,
                                                  -----------------------
                                                    2002           2001
                                                    ----           ----
                                                      (millions of $)
           Corporate                                 6.1            5.1
           Galil Medical                             7.4              -
           MediaGate                                 1.8              -
                                                    ----            ---
                                                    15.3            5.1
                                                    ----            ---

         Our corporate operating costs increased by $1.0 million, or 20%, to $6.1 million in 2002 from approximately $5.1 million in 2001. Since the merger with Elbit, corporate operating costs reflect the costs of the combined management. In 2001 the aggregate corporate expenses of both Elron and Elbit, which than operated as separate companies, were approximately $12.0 million. In the second half of 2002, which gives effects to the merger of Elbit, the corporate costs amounted to $3.2 million, reflecting potential annual savings of more than $5.0 million in corporate operation costs.

         Operating expenses of Galil Medical in 2002 were $13.0 million (of which $7.4 million were reported in the second half of 2002) compared to $9.4 million in 2001. Galil Medical's operating loss in 2002 amounted to $9.8 million compared to $7.8 million in 2001. The increase in Galil Medical's operating loss in 2002 is mainly due to increased selling and marketing expenses resulting from its effort to penetrate the market in the United States. The increase in operating expenses was partially offset by the increase in Galil Medical's revenues.

         Operating expenses of MediaGate in 2002 were $4.2 million (of which $1.8 million were reported in the second half of 2002) compared to $9.1 million in 2001. MediaGate's operating loss in 2002 amounted to $3.6 million compared to $8.8 million in 2001. The decrease in the operating loss of MediaGate resulted primarily from increased revenues and the decrease in operating expenses due to cost reduction programs implemented by MediaGate.

         Amortization of other assets in 2002 in the amount of $0.2 million related to the excess costs in the acquisition of a controlling interest in Galil Medical and MediaGate which were attributed to these companies' other identifiable assets.

         Restructuring Charges. In connection with the merger with Elbit, restructuring charges in the amount of $0.4 million were recorded which included mainly fixed asset write-offs associated with Elbit facilities which were vacated as a result of the consolidation of Elron and Elbit facilities.

         Finance Expenses, net. Finance expenses, net, in the corporate operations and other holdings segment amounted in 2002 to an income of $1.5 million compared to $4.5 million in 2001. The decrease is attributed mainly to the corporate operation and is a result of the decrease in interest rates and the decrease in our cash resources which were used mainly for investment purposes.

         Gain or loss from Discontinued Operations. As part of VFlash's restructuring program in response to a slowdown in the market for Internet value added services, VFlash sold on September 23, 2002, a significant portion of its business to 24/7 Real Media Inc. (Nasdaq: TFSM) ("24/7") in exchange for 4,100,000 shares of 24/7 common stock. The market value of these shares on September 23, 2002 was $1.6 million, based on the then closing price of the share of 24/7. 24/7 provides marketing and technology solutions to online marketers and publishers. In conjunction with the above sale, we invested through Elbit, $1.0 million in 100,000 shares of 24/7 convertible preferred stock convertible into 48.40271 shares of common stock for each preferred stock. The convertible preferred stock was converted into 4,840,271 common stock in February 2003. As a result of the above mentioned sale, we recorded a gain of $2.0 million. This gain was partially offset by the results of operations of VFlash in the amount of $1.9 million.

         Also included in this item is our share in the net losses of Textology which was sold, with no gain recognized, during 2002 and the results of operations of ICC, in the aggregate amount of $2.9 million.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures, deposits and marketable securities (including short and long-term) at December 31, 2002 were approximately $100.0 million compared with $112.8 million at December 31, 2001. At December 31, 2002, the corporate cash, debentures, deposits and marketable securities (including short and long term) were $94.1 million (of which 99% were held in U.S. dollar accounts) compared with $111.5 at December 31, 2001. An amount of $28.9 million is collateralized to secure bank loans of Elron Software and Elron Telesoft. The balance of $64.8 million has average maturities of less than three months.

Company's main cash and other liquid instruments resources in 2002 included mainly $5.9 million proceeds from the sale of 380,000 shares of Elbit Systems shares , $1.1 million proceeds from the sale of Given Imaging shares, the sale of other marketable securities of NetManage, ArelNet and Kana of $0.8 million and a $2.7 million dividend received from Elbit Systems. In addition, our cash and other liquid instruments increased by approximately $13.6 million, mainly as a result of the merger with Elbit.

Company's main cash and other liquid instruments applications in 2002 included mainly $29.5 million investments in companies, of which $24.5 million were investments in our existing group companies to secure their cash needs for future growth and $5.0 million were investments in new companies (see table below for more details about our investment activity in 2002), approximately $5.8 million of merger expenses and cash net of approximately $6.0 million used to finance the corporate activities.

The following table sets forth the investments made during 2002:

                                                         Amount
                                                     (million of $)
                                                     --------------
Investments in existing group companies:
   Chip Express                                                4.5
   MediaGate                                                   3.9
   Galil Medical                                               2.8
   Oren                                                        2.5
   VFlash                                                      2.3
   ICC                                                         1.3
   24/7 Real Media                                             1.0
   KIT                                                         1.0
   Wavion                                                      0.5
   Other                                                       4.7
                                                              ----
                                                              24.5
Investments in new companies:
   AMT                                                         4.7
   Notal                                                       0.3
                                                              ----
                                                               5.0
                                                              ----
                                                              29.5
                                                              ====


Consolidated working capital on December 31, 2002 was $31.8 million compared to $75.9 million at December 31, 2001. The decrease resulted mainly from (i) investment in our group companies and new companies in the amount of $29.5 million; (ii) classification as short-term loans of $14.5 million which were previously classified as long-term loans; and (iii) increase of $6.8 million in long-term loans which are secured by our debentures and securities and which are classified from current assets to long-term assets.

At December 31, 2002, we and our subsidiaries had no material contractual obligations except for capital lease obligations in the aggregate amount of $3.5 million, which are expected to affect our consolidated cash flow in future periods as follows: 2003 - $1.5 million, 2004 - $1.3 million and in 2005 - $0.7 million.

Consolidated loans at December 31, 2002 were approximately $82.4 million, the majority of which is attributed to Elron Telesoft and Elron Software. Elron provided guarantees to banks of approximately $74.0 million to secure bank loans made available to Elron TeleSoft and Elron Software and of which $69.3 million have been utilized as of December 31, 2002. Out of the $74.0 million an amount of $31.0 million is collateralized by Elron's investment in debentures, marketable securities and deposits, and of which $28.9 million has been utilized as of December 31, 2002. In addition, in connection with some of Elron TeleSoft's bank loans, we have provided to the lending bank a comfort letter.

RDC's bank loan in the amount of $4.0 million is secured by a floating pledge and by a first degree fixed pledge over 2,840,000 shares of Given deposit in RDC's bank account.

Payments of bank credits and bank loans of our subsidiaries are due in future periods as follows: 2003 - $17.6 million, 2004 - $48.0 million, 2005 - $1.3 million.

In 2001, we have provided a letter of comfort in connection with 50% of the credit line granted to NetVision by banks. The amount outstanding under the credit line at December 31, 2002 was approximately $19.7 million. The comfort letters were jointly provided with the other major shareholder of NetVision.

At December 31, 2002 we had commitments in the aggregate amount of approximately $8.2 million to invest in certain of our group companies, of which $4.6 million were invested through March 10, 2002.

We believe that our existing capital will be sufficient to fund our and our subsidiaries operations and our investment activities in existing and new companies.

Shareholders' equity at December 31, 2002, was approximately $266.5 million representing approximately 65% of the total assets compared with $248.2 million representing approximately 73% of total assets at December 31, 2001. The increase in shareholders' equity in 2002 was a result of the share issuance pursuant to the Elbit merger agreement and the DEP share purchase agreement.

QUALITIVE AND QUANTITIVE DISCLOSURE ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates, exchange rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and equity prices. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure.

At December 31, 2002, we held $5.3 million in commercial marketable debentures, all with high credit quality issuers and with a limited amount of credit exposure to any one issuer. In addition, no more than 30% of our bank deposits were deposited in any single bank.

Interest Rate Risks. We are exposed to market risks resulting from changes in interest rates, relating primarily to our funds and loans obligations to banks. We do not use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2002, we had fixed rate financial assets of $5.3 million held on average for 2 years, and variable rate financial assets of $88.4 million. At the same time, our subsidiaries had variable interest loans of $76.4 million. Therefore, we believe that the potential loss that would result from an increase or decrease in the interest rate is immaterial to our business and net assets.

Exchange Rate Risk. Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of our principal subsidiaries and affiliated companies, is the U.S. dollar.

Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries' assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. Therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate is immaterial to our business and net assets.

Equity Price Risk. We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2002 we directly and indirectly held shares of the following publicly traded companies: Elbit Systems (Nasdaq: ESLT), Given Imaging (Nasdaq: GIVN), Partner Communication Company Ltd. (Nasdaq: PTNR), Elbit Vision Systems (Nasdaq: EVSN), 24/7 Real Media (Nasdaq:
TFSM) and Cisco (Nasdaq: CSCO). All of Cisco's shares held by us at the end of 2002 were sold at the beginning of 2003 with no material effect to our results of operations.

Stock prices in the industries of these companies have experienced significant historical volatility. Changes in the market value of our publicly traded holdings, included holdings through our affiliates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect our results of operations but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2002, the fair market value of our holdings in public securities was approximately $285.3 million. A 10% decrease in equity prices would result in an approximately $28.5 decrease in the fair market value of our publicly traded holdings.

Changes in the market value of our available-for-sale securities (which mainly include our indirect holding in Partner) are reported in other comprehensive income, which is included as a component of shareholders' equity, and not as part of our results of operations.


                                    # # # # #

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES









                        CONSOLIDATED FINANCIAL STATEMENTS

                             As of December 31, 2002

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                 C O N T E N T S


                                                                              Page
                                                                              ----
Report of Independent Auditors                                                 2

Consolidated Balance Sheets                                                  3 - 4

Consolidated Statements of Operations                                          5

Consolidated Statements of Shareholders' Equity                                6

Consolidated Statements of Cash Flows                                        7 - 9

Notes to the Consolidated Financial Statements                              10 - 65

Annex to the Consolidated Financial Statements                                 66



                                   # # # # # #

                         REPORT OF INDEPENDENT AUDITORS

To the shareholders of
ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries, as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets constitute 4.5% of consolidated total assets as of December 31, 2002, and whose net losses constitute approximately 4.8% of consolidated net loss for the year ended December 31, 2002. Also, we did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to $13.0 million and $11.5 million as of December 31, 2002 and 2001, respectively, and the Company's equity in their losses amounted to $4.6 million and $8.1 million for the years ended December 31, 2002 and 2001, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subisidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in United States.

                               Luboshitz Kasierer
               An affiliate member of Ernst & Young International

Tel Aviv, Israel
March 12, 2003

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

          In thousands of U.S. Dollars, except share and per share data


                                                                                     December 31
                                                                 --------------------------------------
                                                                 Note             2002            2001(*)
                                                                 ----             ----            -------

ASSETS
  Current assets:
   Cash and cash equivalents                                      (4)           $ 67,901          $ 90,404
   Marketable securities                                                           3,180               264
   Trade receivables, net                                         (5)              9,238             9,627
   Other receivables and prepaid expenses                                          4,528             4,395
   Inventories and contracts-in-progress                                           2,197             1,671
                                                                                --------          --------
         Total current assets                                                     87,044           106,361
                                                                                --------          --------
  Long-term assets:

   Investments in affiliated companies                            (6)            131,256           162,260
   Investments in other companies and long-term receivables       (7)             97,158             7,504
   Long-term debentures and deposits                              (9)             28,928            22,127
   Deferred taxes                                                (15)              2,990               973
   Severance pay deposits                                                          2,262             2,313
                                                                                --------          --------
         Total long-term assets                                                  262,594           195,177
                                                                                --------          --------
   Property and equipment, net                                   (10)             11,576             4,971
                                                                                --------          --------
   Other assets:                                                 (11)
     Goodwill                                                                     21,538             8,833
     Other intangible assets                                                      18,577            10,968
                                                                                --------          --------
                                                                                  40,115            19,801
                                                                                --------          --------
         Total assets                                                           $401,329          $326,310
                                                                                ========          ========


(*) Restated - see Note 3(G).



        The accompanying notes are an integral part of the consolidated financial statements.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                       CONSOLIDATED BALANCE SHEETS (Cont.)
          In thousands of U.S. Dollars, except share and per share data


                                                                                     December 31
                                                                 --------------------------------------
                                                                 Note             2002            2001(*)
                                                                 ----             ----            -------

LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:

    Short-term loans from banks                                   (12)            $ 15,362         $ 16,009
    Current maturities of long-term loans from banks
        and others                                                (14)              17,637              608
    Trade payables                                                                   5,738            4,514
    Other payables and accrued expenses                           (13)              16,516            9,321
                                                                                  --------          -------
         Total current liabilities                                                  55,253           30,452
                                                                                  --------          -------
   Long-term liabilities:
    Long-term loans from banks and others                         (14)              49,389           51,808
    Accrued severance pay and retirement
      obligations                                                                    2,921            3,914
    Deferred taxes                                                (15)              23,650                -
    Other                                                                              414              383
                                                                                  --------          -------
         Total long-term liabilities                                                76,374           56,105
                                                                                  ========          =======
   Contingent liabilities, pledges and commitments                (16)

   Minority interest                                                                 3,185            1,040
                                                                                  --------          -------
   Shareholders' equity:                                          (17)
    Ordinary shares of NIS 0.003 par value;
        Authorized - 35,000,000 and 31,500,000
          shares as of December 31, 2002 and 2001
          respectively;
        Issued and outstanding - 29,180,970 and
        21,213,664 shares as of December 31,
          2002 and 2001, respectively;                                               9,572            9,567
    Additional paid-in capital                                                     267,482          165,680
    Accumulated other comprehensive income                                           7,529           42,231
    Retained earnings (deficit)                                                    (18,066)          21,235
                                                                                  --------         --------
         Total shareholders' equity                                                266,517          238,713
                                                                                  --------         --------
         Total liabilities and shareholders' equity                               $401,329         $326,310
                                                                                  ========         ========


---------------------------------------    -----------------------------  --------------------------------
                 AMI EREL                          AVRAHAM ASHERI                    DORON BIRGER
    Chairman of the Board of Directors                Director                President & Chief Executive
                                                                                       Officer




Date of approval of financial statements: March 12, 2003

(*) Restated - See Note 3(G).


        The accompanying notes are an integral part of the consolidated financial statements.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          In thousands of U.S. Dollars, except share and per share data



                                                                           Year ended December 31
                                                               -------------------------------------------
                                                       Note         2002          2001(*)        2000(*)
                                                       ----         ----          -------        -------
Income
  Revenues                                                        $ 23,468     $    32,859     $   39,162
  Equity in losses of affiliated
    companies' investments                             (19)        (21,911)     (*)(27,242)     (*)(9,483)
  Gain from disposal and changes in
    holdings in subsidiaries and affiliated
    companies, net                                     (20)          6,888           3,179      (*)26,819
  Other income (expenses), net                         (21)           (743)      (*)(4,885)        43,458
                                                                  --------     -----------     ----------
                                                                     7,702           3,911         99,956
                                                                  --------     -----------     ----------
Costs and Expenses

  Cost of revenues                                                  11,557          22,048         26,523
  Research and development costs, net                                7,818           8,979          7,785
  Marketing and selling expenses, net                               14,428          10,587         14,710
  General and administrative expenses                               11,272          11,810         13,740
  Restructuring costs                                (3C(3))         2,318           2,203              -
  Amortization of intangible assets                                  2,058           3,734          3,180
  Financial expenses (income), net                     (22)            474          (1,251)        (2,406)
                                                                  $ 49,925     $    58,110     $   63,532
                                                                  --------     -----------     ----------
       Income (loss) before taxes on income                        (42,223)     (*)(54,199)     (*)36,424
Taxes on income (tax benefit)                          (15)         (2,855)         (2,947)         8,079
                                                                  --------     -----------     ----------
      Income (loss) from continuing
operations after taxes on income                                   (39,368)     (*)(51,252)    (*) 28,345
Minority interest in losses of subsidiaries                          2,823             438            171
                                                                  --------     -----------     ----------
      Income (loss) from continuing
operations                                                         (36,545)     (*)(50,814)    (*)(28,516)
Loss from discontinued operations                      (23)         (2,756)              -              -
                                                                  --------     -----------      ---------
Net income (loss)                                                 $(39,301)    $(*)(50,814)    $(*)28,516
                                                                  ========     ===========     ==========

Income (loss) per share:                               (18)
  Basic income (loss) per share data -
      Income (loss) from continuing operations                    $  (1.39)    $ (*) (2.40)    $  (*)1.35
      Income (loss) from discontinued operations                     (0.11)              -              -
                                                                  --------     -----------     ----------
      Net income (loss)                                           $  (1.50)    $     (2.40)    $     1.35
                                                                  --------     -----------     ----------
      Weighted average number of ordinary shares
       used in computing basic net income (loss)
       per share (thousands)                                        26,272          21,191         21,172
                                                                  --------     -----------     ----------

  Diluted income (loss) per share data -
      Income (loss) from continuing operations                    $  (1.39)    $ (*) (2.41)    $  (*)1.33
      Income (loss) from discontinued operations                     (0.11)              -              -
                                                                  --------     -----------     ----------
      Net income (loss)                                           $  (1.50)    $     (2.41)    $     1.33
                                                                  ========     ===========     ==========

      Weighted average number of ordinary shares
       used in computing diluted net income (loss)
       per share (thousands)                                        26,272          21,191         21,446
                                                                  ========     ===========     ==========

(*) Restated - See Note 3(G).

       The accompanying notes are an integral part of the consolidated financial statements.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                        STATEMENT OF SHAREHOLDERS' EQUITY
          In thousands of U.S. Dollars, except share and per share data



                                                                                                            Accumulated
                                                         Number of        Share         Additional      other comprehensive
                                                           shares        capital     paid-in capital           income
                                                         -----------    ---------   ----------------    -------------------
Balance as of January 1, 2000 (*)                         21,140,664       $ 9,567      $156,196             $ 187,302
Dividend paid                                                      -             -             -                     -
Exercise of options                                           48,000             -           485                     -
Changes in  additional paid-in capital  in
affiliated companies                                               -             -         1,972                     -
Amortization of deferred stock compensation                        -             -           245                     -
Other comprehensive loss, net of tax:
  Unrealized losses on available for sale marketable
securities                                                         -             -             -              (122,072)
  Reclassification adjustment for gain realized in
net income                                                         -             -             -               (28,786)
  Foreign currency translation adjustment                          -             -             -                    15
Net income                                                         -             -             -                     -
                                                          ----------       -------      --------             ---------
Balance as of December 31, 2000(*)                        21,188,664         9,567       158,898                36,459
Total comprehensive loss
Exercise of options                                           25,000             -           306                     -
Changes additional paid-in capital  in affiliated
companies                                                          -             -         2,899                     -
Deferred gain from change in holding in affiliated
company                                                                                    3,583
Amortization of deferred stock compensation                        -             -            (6)                    -
Other comprehensive loss, net of tax:
  Unrealized gains on available for sale marketable
securities                                                         -             -             -                 6,850
  Reclassification adjustment for gain realized in
net loss                                                           -             -             -                (1,056)
  Foreign currency translation adjustment                          -             -             -                   (22)
Net loss                                                           -             -             -                     -
                                                          ----------      --------      --------             ---------
Balance as of December 31, 2001 (*)                       21,213,664         9,567       165,680                42,231
Total comprehensive loss
Exercise of options                                           87,863             -           605
Issuance of shares pursuant the merger with Elbit          5,617,601             4        71,191                     -
Issuance of shares pursuant the purchase of DEP            2,261,843             1        29,448                     -
Changes in additional paid-in capital  in affiliated                                         336
companies                                                          -             -                                   -
Amortization of deferred stock compensation                        -             -           222                     -
Other comprehensive loss, net of tax:                              -             -             -                     -
  Unrealized losses on available for sale marketable
securities                                                         -             -                             (33,035)
  Reclassification adjustment for gain realized and
     other than temporary decline included in net
     loss                                                          -             -             -                (1,070)
  Foreign currency translation adjustment                          -             -             -                     -
  Minimum pension liability in an affiliated Company               -             -             -                  (597)
Net loss                                                           -             -                                   -
                                                          ----------      --------      --------             ---------
Balance as of December 31, 2002                           29,180,971       $ 9,572      $267,482             $   7,529
                                                          ----------      --------      --------             ---------
Total comprehensive loss
Accumulated unrealized gains from available for sale
  marketable securities, net of taxes                                                                        $   8,459
Accumulated foreign currency translation adjustments                                                              (333)
Minimum pension liability in an affiliated Company                                                                (597)
                                                                                                             ---------
Accumulated other comprehensive loss                                                                         $   7,529
                                                                                                             ---------

                                                               Retained         Total                Total
                                                               earnings     shareholders'         comprehensive
                                                              (deficit)         equity                loss
                                                             -----------     ------------         -------------

Balance as of January 1, 2000 (*)                              $ 99,022          $ 452,087
Dividend paid                                                   (55,489)           (55,489)
Exercise of options                                                   -                485
Changes in  additional paid-in capital  in
affiliated companies                                                  -              1,972
Amortization of deferred stock compensation                           -                245
Other comprehensive loss, net of tax:
  Unrealized losses on available for sale marketable
securities                                                            -           (122,072)        $(122,072)
  Reclassification adjustment for gain realized in
net income                                                            -            (28,786)          (28,786)
  Foreign currency translation adjustment                             -                 15                15
Net income                                                       28,516             28,516            28,516
                                                                -------          ---------         ---------
Balance as of December 31, 2000(*)                               72,049            276,973
Total comprehensive loss                                                                           $(122,327)
Exercise of options                                                   -                306         =========
Changes additional paid-in capital  in affiliated
companies                                                             -              2,899
Deferred gain from change in holding in affiliated
company                                                                              3,583
Amortization of deferred stock compensation                           -                 (6)
Other comprehensive loss, net of tax:
  Unrealized gains on available for sale marketable
securities                                                            -              6,850         $   6,850
  Reclassification adjustment for gain realized in
net loss                                                              -             (1,056)           (1,056)
  Foreign currency translation adjustment                             -                (22)              (22)
Net loss                                                        (50,814)           (50,814)          (50,814)
                                                                -------          ---------         ---------
Balance as of December 31, 2001 (*)                              21,235            238,713
Total comprehensive loss                                                                           $  (45,042)
                                                                                                   ==========
Exercise of options                                                                    605
Issuance of shares pursuant the merger with Elbit                     -             71,195
Issuance of shares pursuant the purchase of DEP                       -             29,449
Changes in additional paid-in capital  in affiliated
companies                                                             -                336
Amortization of deferred stock compensation                           -                222
Other comprehensive loss, net of tax:                                 -
  Unrealized losses on available for sale marketable
securities                                                            -            (33,035)        $ (33,035)
  Reclassification adjustment for gain realized and
     other than temporary decline included in net
     loss                                                             -             (1,070)           (1,070)
  Foreign currency translation adjustment                             -                                    -
  Minimum pension liability in an affiliated Company                  -               (597)             (597)
Net loss                                                        (39,301)           (39,301)          (39,301)
                                                                -------          ---------         ---------
Balance as of December 31, 2002                                $(18,066)         $ 266,517
                                                                -------          ---------         ---------
Total comprehensive loss                                                                           $ (74,003)
                                                                                                   =========

(*) Restated - See Note 3(G).

       The accompanying notes are an integral part of the consolidated financial statements.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                             AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          In thousands of U.S. Dollars, except share and per share data


                                                                                          Year ended December 31
                                                                                    ------------------------------------
                                                                                     2002         2001(*)        2000(*)
                                                                                    ------        --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                                $(39,301)      $(50,814)     $ 28,516
  Adjustments to reconcile net income (loss) to net cash provided by (used in)
    operating activities:
     Equity in  losses of affiliated companies                                       21,911         27,242         9,483
     Dividend from affiliated companies                                               2,670         13,805        13,242
     Minority's interest in losses of subsidiaries                                   (2,823)          (438)         (171)
     Gain from disposal and changes in holdings in affiliated companies, net         (6,888)        (3,179)      (26,819)
     Gain from sale of investments in other companies                                  (605)          (999)      (27,288)
     Gain resulting from sale of business                                            (1,991)             -             -
     Depreciation and amortization                                                    4,372          6,362         5,122
     Decrease in other investments and accrued interest                               2,380          1,247           615
     Amortization of deferred stock compensation and call options                      (104)            29         1,745
     Deferred taxes, net                                                             (3,398)        (2,796)        2,229
     Decrease (increase) in trade receivables                                         2,515          2,328        (1,059)
     Decrease (increase) in other accounts receivable and prepaid expenses            3,439         (1,305)         (827)
     Decrease in trading marketable securities, net                                     231         16,652            48
     Decrease (increase) in inventories and contracts-in-progress                       698         (1,310)          (47)
     Increase (decrease) in trade payables                                           (1,385)         1,435         1,212
     Increase (decrease) in other accounts payable and accrued expenses             (11,314)        (7,710)        5,290
     Other                                                                              383            568          (175)
                                                                                   --------       --------      --------
             Net cash provided by (used in) operating activities                    (29,210)         1,117        11,116
                                                                                   --------       --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Investment in affiliated companies                                                (19,951)       (17,931)      (29,994)
  Proceeds from sale of Elbit Systems shares                                          5,862          6,655             -
  Proceeds from sale of Given Imaging shares                                          6,918              -             -
  Cash and cash equivalents resulting from the merger with Elbit (Schedule A)        14,883              -             -
  Cash and cash equivalents resulting from the share purchase of DEP
     (Schedule B)                                                                       284              -             -
  Cash and cash equivalents resulting from newly consolidated subsidiaries
    (Mediagate and Galil Medical)  (Schedule C)                                       2,978              -             -
  Cash and cash equivalents resulting from sale of businesses and
     subsidiaries (Schedule D)                                                       (1,984)             -             -
  Investment in other companies                                                      (3,700)        (1,900)       (1,774)
  Proceeds from sale of investments in other companies                                  405          1,115           152
  Proceeds from sale of available for sale securities                                   890          1,332        22,282
  Investments in held to maturity debentures and deposits                           (11,381)       (12,213)      (59,309)
  Proceeds from maturities of held to maturity debentures and from deposits           4,482         39,357       104,025
  Purchase of property and equipment                                                   (969)        (1,132)       (4,549)
  Proceeds from sale of property and equipment and other investments                    515            311            81
  Proceeds from sale of certain activities                                            6,589          3,430             -
                                                                                   --------       --------      --------
             Net cash provided by investing activities                                5,821         19,024        30,914
                                                                                   --------       --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from exercise of options                                                     605            306           485
  Proceeds from exercise of options in a subsidiary                                       2             71           171
  Long-term loans from banks                                                          9,152          9,540        10,632
  Repayment of loans from shareholder                                                (1,378)             -             -
  Repayment of long-term loans                                                         (706)          (630)      (10,417)
  Increase (decrease) in short-term bank credit, net                                 (8,954)           401        11,130
  Proceeds from issuance of shares to the minority in a subsidiary                    2,165              -         4,626
  Dividend paid                                                                           -              -       (55,489)
                                                                                   --------       --------      --------
             Net cash provided by (used in) financing activities                        886          9,688       (38,862)
                                                                                   --------       --------      --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    (22,503)        29,829         3,168
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                               90,404         60,575        57,407
                                                                                   --------       --------      --------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                                   $ 67,901       $ 90,404      $ 60,575
                                                                                   ========       ========      ========

* Restated -- see Note 3(G).

                  The accompanying notes are an integral part of the
                         consolidated financial statements.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                             AND ITS SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
          In thousands of U.S. Dollars, except share and per share data

                                                                          Year ended December 31
                                                                   ------------------------------------
                                                                    2002            2001          2000
                                                                    ----            ----          ----
Supplementary cash flows activities:
   Cash paid during the year for:
    Income tax                                                     $  521          $6,025        $2,459
                                                                   ======          ======        ======
    Interest                                                       $1,916          $4,202        $3,929
                                                                   ======          ======        ======

Non-cash transactions:
  Investment in Netvision against liabilities                      $    -          $    -        $3,500
                                                                   ======          ======        ======
  Exchange of marketable securities                                $    -          $2,140        $7,823
                                                                   ======          ======        ======
  Reclassification of inventory from inventory and
     contracts-in-progress to property and equipment, net          $  477          $    -        $    -
                                                                   ======          ======        ======
  Reclassification of other assets to tax liability                $6,600          $    -        $    -
                                                                   ======          ======        ======


SCHEDULE A:

Cash and cash equivalents resulting from the
  merger with Elbit
    Assets acquired and liabilities assumed on the merger date:
      Working capital (except cash and cash equivalents)        $   6,970
      Property and equipment                                       (9,225)
      Investments in affiliated companies                          (5,423)
      Other investments                                          (111,482)
      Other long term assets                                       (1,820)
      Goodwill                                                    (18,275)
      Long-term liabilities                                        40,123
      Investment at equity prior to merger                         42,739
      Minority interests                                               82
      Issuance of shares                                           71,194
                                                                ---------
      Cash and cash equivalents acquired                        $  14,883
                                                                =========
SCHEDULE B:

Cash and cash equivalents resulting from the share purchase of DEP

Assets acquired and liabilities assumed at the share purchase date:
    Working capital (except cash and cash equivalents)           $ 19,115
    Property and equipment                                            (28)
    Investments in affiliated companies                           (40,493)
    Other investments                                              (3,315)
    Other assets                                                   (5,486)
    Long-term liabilities                                           1,451
    Investment at equity prior to acquisition                         385
    Minority interests                                               (794)
    Issuance of shares                                             29,449
                                                                ---------
    Cash and cash equivalents acquired                          $     284
                                                                =========

                  The accompanying notes are an integral part of the
                         consolidated financial statements.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                             AND ITS SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
          In thousands of U.S. Dollars, except share and per share data

                                                                                              Year ended
                                                                                              December 31,
                                                                                                  2002
                                                                                              -----------
SCHEDULE C:

Cash and cash equivalents resulting from newly consolidated subsidiaries
    Assets acquired and liabilities assumed at the purchase date:
    Working capital (except cash and cash equivalents)                                          $  3,230
    Property and equipment                                                                        (2,007)
    Other assets                                                                                 (12,024)
    Deferred taxes                                                                                 3,260
    Accrued severance pay, net                                                                       179
    Investment at equity prior to acquisition                                                      8,231
    Minority interests                                                                             2,109
                                                                                                --------
    Cash and cash equivalents acquired                                                          $  2,978
                                                                                                ========

                                                                                               Year ended
                                                                                              December 31,
                                                                                                  2002
                                                                                              ------------
SCHEDULE D:

Cash and cash equivalents resulting from sale of business and subsidiaries
    Assets and liabilities at date of sale:
    Working capital (except cash and cash equivalents)                                          $   (677)
    Property and equipment                                                                           266
    Other assets                                                                                     200
    Accrued severance pay, net                                                                       (33)
    Gain resulting from sale of business                                                           1,991
    Marketable securities received                                                                (1,600)
    Other investments received                                                                    (2,131)
                                                                                                --------
    Cash and cash equivalents received                                                          $ (1,984)
                                                                                                ========

                  The accompanying notes are an integral part of the
                         consolidated financial statements.

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         In thousands of U.S. Dollars, except share and per share data


Note 1   -    GENERAL

              Elron Electronic Industries Ltd. ("Elron" or "the Company"), an Israeli corporation, is a multi-national high technology operational holding company. Elron's global business is conducted through subsidiaries and affiliates ("related companies"), primarily in the fields of defense electronics, software, communication, medical devices, semiconductors and amorphous metals.

Note 2   -    SIGNIFICANT ACCOUNTING POLICIES

              The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

              The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

              A.     USE OF ESTIMATES

                     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

              B.     FINANCIAL STATEMENTS IN U.S. DOLLARS

                     The financial statements have been prepared in U.S. dollars, since the currency of the primary economic environment in which the operations of the Company, its principal subsidiaries's and affiliates are conducted is the U.S. dollar. Most of the Company's assets and liabilities are in U.S. dollars. Substantially most of the subsidiaries' sales are in U.S. dollars and most of the cost and expenses are nominated in U.S. dollars. Therefore, the functional and reporting currency of the Company and of its subsidiaries is the U.S. dollar.

                     Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured into U.S. dollars in accordance with principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation: ("SFAS 52").

                     Accordingly, items have been translated as follows:
                     Monetary items - at the exchange rate in effect on the balance sheet date.
                     Nonmonetary items - at historical exchange rates.
                     Revenue and expense items - at the exchange rates in effect as of the date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

                     All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial expenses (income), net.

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data




Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              B.     FINANCIAL STATEMENTS IN U.S. DOLLARS (Cont.)

                     The financial statements of an affiliate accounted for under the equity method, whose functional currency is not the U.S. dollar, have been translated into dollars, in accordance with SFAS 52. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using the average exchange rate for the year. The resulting aggregate translation adjustments are reported as a component of accumulated other comprehensive income in shareholders' equity.

              C.     PRINCIPLES OF CONSOLIDATION

                     The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company balances and transactions have been eliminated upon consolidation.

                     As of the balance sheet date the significant subsidiaries whose balances and results are consolidated are: DEP Technology Holdings Ltd. ("DEP"), Elbit Ltd. ("Elbit"), RDC Rafael Development Corporation ("RDC"), Elron Telesoft ("ETI"), Elron Software ("ESI"), Galil Medical Ltd. ("Galil") and Mediagate N.V. ("Mediagate").

              D.     BUSINESS COMBINATIONS

                     Business combinations have been accounted for using the purchase method of accounting. Under the purchase method of accounting the results of operations of the acquired business are included from the effective date of acquisition. The costs to acquire companies, including transactions costs, have been allocated to the underlying net assets of the acquired company in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the net assets acquired has been recorded as goodwill.

              E.     CASH AND CASH EQUIVALENTS

                     Cash and cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturity of three months or less.

              F.     LONG-TERM DEBENTURES AND DEPOSITS

                     Bank deposits with maturities of more than one year and short-term bank deposits held as a security for long-term loans are included in long-term investments, and presented at their cost. Long-term debentures are classified as held-to-maturity since the Company has the intent and ability to hold these securities to maturity. The debentures are stated at cost plus accrued interest. Accrued interest is included as finance income.

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data




Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              G.     MARKETABLE SECURITIES

                     Management determines the classification of marketable investments in debt securities with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations at each balance sheet date.

                     Some marketable securities are classified as trading securities and are stated at the quoted market prices at each balance sheet date. Gains and losses (realized and unrealized) related to trading securities as well as interest on such securities are included as other income (expenses).

                     Certain marketable securities covered by SFAS No 115 "Accounting for Certain Investments in Debt and Equity Securities", ("SFAS No 115") were classified as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of shareholders' equity, net of taxes. Realized gains and losses on sales of investments, and decline in value judged to be other than temporary, are included in the consolidated statement of operations. Cost is determined in computing realized gain or loss on an average basis.

              H.     INVENTORIES AND CONTRACTS IN PROGRESS

                     Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items or technological obsolescence.

                     Cost is determined as follows:

                          Raw materials - using the average cost method, or the
                            "first in, first out" method.
                          Contracts-in-progress - represent amounts related to
                            long-term contracts as determined by the percentage of completion method of accounting.
                          Finished Products - raw materials as mentioned above
                            and direct manufacturing costs with the additional allocable indirect manufacturing costs on an average basis.

              I.     INVESTMENT IN AFFILIATED COMPANIES

                     Investments in which the Company has significant influence but less than a controlling voting interest are accounted for using the equity method. Significant influence is presumed to exist when the Company owns between 20%-50% of the investee. However, whether or not the Company has significant influence depends on evaluation of certain factors including among others, the Company's representation on the investee's board of directors, agreements with other shareholders, additional voting rights, participation in policy making processes, existence of material intercompany transactions and technological dependency and the extent of ownership by the Company in relation to the concentration of other shareholders.

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data


Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              I.     INVESTMENT IN AFFILIATED COMPANIES (Cont.)

                     The Company discontinues to applying the equity method when its investment (including advances and loans) is reduced to zero and it has no guaranteed obligations of the affiliate or is otherwise committed to provide further financial support to the affiliate.

                     In circumstances where the Company's ownership in an investee is in the form of a preferred security or other senior security, the Company recognizes equity method losses based on the ownership level of the particular investee security or loan held by the Company to which the equity method losses are being applied.

                     The excess of the purchase price over the fair value of net intangible assets acquired is attributed to goodwill, technology and other identifiable intangible assets. Goodwill is no longer amortized. Technology and other identifiable intangible assets are amortized over a period of approximately 5-12 years, commencing from the acquisition date.

                     Gains arising from issuance of shares by affiliated companies to third parties are recorded as "Gains from disposal and changes in holdings in subsidiaries and related companies, net" in the consolidated statements of operations, unless the issuing company is a development stage company for which the gain (loss) from issuance is accounted for as an equity transaction pursuant to SAB 51 "Accounting for Sales of Stock by a Subsidiary".

              J.     INVESTMENTS IN OTHER COMPANIES

                     Investments in other companies in which the Company does not have the ability to exercise significant influence over operating and financial policies, is presented at cost.

                     Management evaluates investment in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a loss in value that is other than temporary, the Company records a provision for the decline in value.

              K.     PROPERTY AND EQUIPMENT

                     Property and equipment are stated at cost, net of accumulated depreciation and investment grants. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                              %
                                                                  --------------------------
                     Land and Buildings                                      0-4
                     Computers, Machinery and Furniture                      6-33
                     Motor vehicles                                         15-20
                     Leasehold improvements                       over the term of the lease

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data


Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              L.     IMPAIRMENT AND DISPOSAL OF LONG-LIVED ASSETS

                     The Company's and its subsidiaries' long-lived assets (including identifiable intangible assets subject to amortization) are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

              M.     INTANGIBLE ASSETS

                     Other assets include mainly technology, goodwill and other identifiable intangible assets acquired in connection with the purchase of subsidiaries and activities. Technology and other identifiable intangible assets are amortized over their estimated useful life.

                     The Company and its subsidiaries evaluate the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

                     Under SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually for impairment (or more frequently if impairment indicators arise). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill acquired prior to July 1, 2001, the Company and its subsidiaries adopted SFAS 142 effective January 1, 2002.

                     SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates discount rates for each of the reportable units. The Company expects to perform the impairment tests during the fourth fiscal quarter of each year.

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data


Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              N.     REVENUE RECOGNITION

                     The Company's subsidiaries sell, license and support computer software, systems and disposable products.

                     Software sales are accounted for in accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended.

                     Revenues from license fees or product sales are recognized when delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable, vendor specific objective evidence exists to allocate total fee to elements of an arrangement (in the case of license fees) and persuasive evidence of an arrangement exists.

                     Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

                     When the products are warrantied, a provision is recorded for probable costs, in connection with the warranties, based on the Company's subsidiaries' experience and estimates.

                     Revenues from software licenses that require significant customization, integration and installation and from projects, related to software development are recognized based on SOP 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts", according to which revenues are recognized on a percentage of completion basis. Percentage of completion is measured by the efforts expended method based on the ratio of hours performed to date to estimated total hours at completion to be incurred over the duration of the contract. Anticipated losses on contracts are charged to earnings when identified.

                     Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

                     When a right of return exists, an estimate of the allowance for returns is provided in accordance with Statement of Financial Accounting Standards ("SFAS") No. 48, "Revenue Recognition When Right of Return Exists". Reserves for estimated returns and allowances are provided at the time revenue is recognized. Such reserves are recorded based upon historical rates of returns and allowances and other factors.

                     Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data




Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              O.     RESEARCH AND DEVELOPMENT COSTS

                     Research and development costs, net of grants received, are charged to the statement of income as incurred. SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the subsidiaries' product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company's subsidiaries between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, research and development costs are charged to the statement of operations, as incurred.

              P.     ADVERTISING COSTS

                     Advertising costs are charged to the consolidated statement of operations as incurred.

              Q.     ROYALTY-BEARING GRANTS

                     Royalty-bearing grants from the government of Israel for funding approved research and development projects, and royalty-bearing grants from the Government of Israel for the encouragement of marketing activity are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs and sales and marketing expenses, respectively.

                     Research and development and marketing grants received by certain of the company's subsidiaries in 2002 amounted to $850 and $105, respectively.

              R.     INCOME TAXES

                     The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

              S.     INCOME (LOSS) PER SHARE

                     Basic net income (loss) per share is computed based on the weighted average number of shares of ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of shares outstanding during each year, plus dilutive potential shares of ordinary shares considered outstanding during the year.

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data


Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              S.     INCOME (LOSS) PER SHARE (Cont.)

                     In 2001 and 2002 all outstanding stock options have been excluded from the calculation of the diluted net loss per ordinary share because all such stock options were anti-dilutive. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net loss per share was 86,626 and 125,815 for the years ended December 31, 2002 and 2001, respectively.

              T.     STOCK BASED COMPENSATION

                     The Company has elected to follow Accounting Principles Board Opinion No. 25, ("APB 25") "Accounting for Stock Issued to Employees" and the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the exercise price. Compensation expense is recorded over the vesting period on a straight line basis. The Company provides the disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure".

                     If compensation cost (including in respect of subsidiaries' stock options) had been determined under the alternative fair value accounting method provided under FASB Statement No. 123, the Company's and subsidiaries stock-based employee compensation cost, consolidated net income (loss) and basic and diluted net income (loss) per share would have changed to the following consolidated pro forma amounts:


                                                                            Year ended December 31
                                                                    ---------------------------------------
                                                                    2002              2001             2000
                                                                    ----              ----             ----
                    Stock-based employee
                      compensation cost:
                      As reported                                 $    933         $     29          $ 1,745
                      Pro forma                                      2,876              974            2,043

                    Net income (loss):

                      As reported                                  (39,301)         (50,814)          28,516
                      Pro forma                                    (41,244)         (51,759)          28,218

                      Basic net income (loss) per share:

                      As reported                                    (1.50)           (2.40)            1.35
                      Pro forma                                      (1.57)           (2.44)            1.33

                      Diluted net income (loss) per share:

                      As reported                                    (1.50)           (2.41)            1.33
                      Pro forma                                      (1.57)           (2.45)            1.32

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data



Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              T.     STOCK BASED COMPENSATION (Cont.)

                     Under SFAS 123 the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2002, 2001 and 2000: (1) expected life of the option of 1-4 years (2001 and 2000 - same); (2) dividend yield of 0% (2001 - 0%, 2000 - 6.95%); (3)
                     expected volatility of 43% (2001 - 54%, 2000 - 64%), (4)
                     risk-free interest rate of 1.5% (2001 - 3%, 2000 - 6%).

                     Call options granted to employees to purchase shares in subsidiaries, affiliates and other companies are recorded at fair value using the Black-Scholes option-pricing model. The fair value of the option is recorded as a liability and changes in the liability are recorded as compensation expenses.

              U.     COMPREHENSIVE INCOME (LOSS)

                     Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders equity that under generally accepted accounting prinicples are excluded from the net income (loss). For the Company, such items consist of unrealized gains and losses on available for sale securities and foreign currency translation adjustments.

              V.     SEVERANCE PAY

                     The Company's liability for severance pay is calculated pursuant to Israeli severance pay law and employee agreements based on the most recent salary of the employees. The Company's liability for all of its employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

                     The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these policies, and include immaterial profits.

                     Severance pay expenses for the years ended December 31, 2002, 2001 and 2000 amounted to $611, $277 and $405, respectively.

                     Certain of the Company's U.S. subsidiaries adopted retirement Plans, in respect of their U.S. employees, which are qualified under section 401(K) of the Internal Revenue Code. Pursuant to the 401(K) plan, eligible participants may elect to contribute a percentage of their annual gross compensation to the 401(K) plan. Contributions to the 401(K) plan by the Company's U.S. subsidiaries are discretionary. Total expenses under 401(K) plan amounted to $0, $719 and $126 for the years ended December 31, 2002, 2001 and 2000, respectively.

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data




Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              W.     FAIR VALUE OF FINANCIAL INSTRUMENTS

                     SFAS No. 107 "Disclosure About Fair Value of Financial Instruments", requires disclosure of an estimate of the fair value of certain financial instruments. The Company's financial instruments consist of cash and cash equivalents, marketable securities, long term deposits and debentures, trade receivables, other receivables, trade payables, other payables and short-term and long-term bank loans. The estimated fair value of these financial instruments approximate their carrying value as of December 31, 2002 and 2001, unless otherwise stated. The estimated fair values have been determined through information obtained from market sources and management estimates.

                     It was not practical to estimate the fair value of the Company's investments in ordinary shares of non-public affiliates and other companies because of the lack of a quoted market price and the inability to estimate the fair value of each investment without incurring excessive costs. The carrying amounts of these companies were $33,812 and $21,981 at December 31, 2002 and 2001, respectively, and represent the original cost, net of impairment, and in the case of affiliates also the Company's equity in the earnings or losses of the affiliates, since the dates of acquisition.

              X.     CONCENTRATIONS OF CREDIT RISK

                     Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, long-term bank deposits, marketable bonds and trade receivables.

                     Cash and cash equivalents and bank deposits are invested mainly in U.S. dollars with major banks in Israel and the United States. Marketable bonds are bonds of U.S. Corporations. Management believes that the financial institutions that hold the Company and its subsidiaries' investments and the above corporations are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

                     Trade receivables are derived from sales to major customers located in North America, and Israel. The Company and its subsidiaries perform ongoing credit evaluations of their customers and obtain letter of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures.

                     As of the balance sheet date there are no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

                         ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data



Note 2   -    SIGNIFICANT ACCOUNTING POLICIES (Cont.)

              Y.     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

                     (1) In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. The liability in respect of such costs should be measured at fair value. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No.146 to have a material impact on its results of operations or financial position.

                     (2) In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

                     (3) In January 2003, the EITF issued EITF 02-18, "Accounting for Subsequent Investments in an Investee after Suspension of Equity Method Loss Recognition" ("EITF 02-18"). According to EITF 02-18, if an additional investment in an investee, in whole or in part, represents, in substance, the funding of prior losses, the investor should recognize previously suspended losses up to the amount of the additional investment determined to represent the funding of prior losses. Whether the investment represents the funding of prior losses depends on the facts and circumstances and judgment is required. EITF 02-18 should be applied to additional investments in equity-method investees made subsequent to February 5, 2003. The Company is currently evaluating the effect of EITF 02-18 on its financial statements.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data


Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

         Z. RECLASSIFICATIONS

            Certain prior year amounts were reclassified to conform with current year financial statement presentation.

Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES

         A. ELBIT

            (1) During 2000, Elbit Ltd. ("Elbit"), held at that time 41% by
                Elron, completed the sale of its entire interest in Peach Networks Ltd. ("Peach") to Microsoft Corporation, for approximately $43,000. In addition, Elbit completed the sale of the assets, properties, rights and certain liabilities of Hynex Ltd. ("Hynex"), in which Elbit held approximately 77% on a fully diluted basis, to Cisco Systems Inc. ("Cisco") in consideration for $107,000, of which approximately $11,000 was paid in cash and the balance was in Cisco's shares. As a result, Elbit recorded a capital gain, before taxes and minority interest, of approximately $129,000.

            (2) In the first quarter of 2001, Elron purchased 600,000 additional shares of Elbit in consideration for approximately $3,600. As a result, Elron's share in Elbit increased to approximately 44%.

            (3) On May 15, 2002, Elron completed its merger with Elbit. As a result, each outstanding ordinary share of Elbit, other than shares held by Elron, was exchanged for 0.45 ordinary shares of Elron and, accordingly, Elron issued 5,617,601 ordinary shares. Elron also assumed options of Elbit held by Elbit employees to purchase 240,525 ordinary shares of Elron with a fair value of $997.

                Elbit invests in high technology companies, which are primarily engaged in the fields of e-business (electronic business) and m-commerce (mobile commerce).

                The purchase price of the Elbit acquisition was approximately $73,914, which was calculated as follows:

                   Fair value of Elron ordinary shares issued     $70,220
                   Transaction and other costs                      2,719
                   Fair value of options assumed(*)                   975
                                                                  -------
                     Total                                        $73,914
                                                                  =======

                   (*) Net of intrinsic value of $22.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data


Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

         A.  ELBIT (Cont.)

            (3) (Cont.)

                Ordinary shares were valued based on the average price of Elron's ordinary shares during the period beginning on the day of the announcement of the exchange ratio (September 4, 2001) and ending five days thereafter. The fair value of options assumed was determined using the Black-Scholes pricing method.

                The purchase price has been allocated to the fair value of Elbit's tangible and intangible assets acquired and liabilities assumed, based on an analysis made by an independent valuation appraiser. The excess of the purchase price over the estimated fair values of the identifiable net assets acquired was recorded as goodwill, which is not deductible for tax purposes.

                The allocation of the purchase price to assets purchased and liabilities assumed was as follows:

                Current assets                        $ 12,216
                Long-term investments                   65,586
                Other long-term assets                   1,061
                Property and equipment, net              6,285
                Goodwill                                12,135
                Liabilities assumed                    (23,369)
                                                      --------
                Net assets acquired                   $ 73,914
                                                      ========




                At the acquisition date net deferred tax assets relating to operating loss carryforwards have been fully offset by a valuation allowance. Subsequent to that date, Elbit recorded a tax benefit in the amount of $6,600 and reduced its valuation allowance in respect of the abovementioned deferred tax asset. Since the tax benefits recognized were in respect of the operating loss carryforwards of Elbit at the acquisition date, Elron recorded the entire tax benefit as a reduction to goodwill.

                The goodwill recorded relates to the "Other Holdings and Corporate Operations" segment and reflects the synergies that resulted from the combined entity, including a reduction in operational and management costs, the creation of an enhanced platform, a more simplified and efficient organizational structure and greater resources and scope of operations, which benefited Elron's subsidiaries and affiliated companies.

                The operating results of Elbit, as a wholly owned subsidiary, have been included in the Company's consolidated financial statements from the date of the merger (May 15, 2002). See Note 8 for supplemental pro forma information.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data


Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

         B. DEP

            (1) On May 6, 2002, Elron completed the purchase of shares of DEP
                Technology Holdings Ltd. ("DEP") in which it previously held 33%. Pursuant to the share purchase agreement signed on November 19, 2001, with Discount Investment Corporation Ltd. ("DIC"), which then held approximately 42% of Elron's shares, Elron issued 2,261,843 ordinary shares to DIC in exchange for DIC's investment (67%) in DEP, including rights to loans in the amount of approximately $3,529 provided by DIC to subsidiary of DEP, RDC Rafael Development Corporation Ltd. ("RDC"), RDC is a joint venture between DEP and Rafael Armament Development Authority ("Rafael") through its subsidiary Galram Technology Industry Ltd. ("Galram") which holds 47.84% of the outstanding shares of RDC. RDC is controlled by DEP which holds 48.04% of its outstanding shares (50.1% of the voting rights). RDC was established for the purpose of exploiting Rafael's technology in non-military markets.

                DEP invests in high technology companies, which are primarily engaged in the fields of communications, medical devices, semiconductors and software.

                The share purchase enhanced Elron's position in the high technology markets enabling Elron to manage existing DEP investments independently.

                The purchase price of the DEP acquisition was $29,502, of which $29,449 represents the fair market value of newly issued Elron ordinary shares, which has been calculated using the average price of Elron's shares during a period of a few days before and after the announcement date multiplied by the number of shares to be issued to DIC, and $53 represents transaction costs.

                The purchase price has been allocated to the fair value of DEP's tangible and intangible assets acquired and liabilities assumed, based on an analysis made by an independent valuation appraiser.

                The allocation of the purchase price was as follows:

                Current assets                         $    467
                Long-term investments                    38,233
                Property and equipment, net                  19
                Intangible assets                         2,339
                Liabilities assumed                     (11,556)
                                                       --------
                Total                                  $ 29,502
                                                       ========

                Net deferred tax assets relating to operating loss carryforwards have been fully offset by a valuation allowance.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data



Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

         B. DEP (Cont.)

            (1) (Cont.)

                The amount of $38,233, allocated to investments in companies accounted for under the equity method, included amounts allocated to intangible assets of these equity investments and is net of any related deferred taxes. Out of the $38,233 the aggregate amount allocated to identifiable intangible assets of the equity investments with a weighted average amortization period of approximately 11 years was $16,500 and aggregate amount of $6,500 has been recorded as goodwill. The goodwill is not deductible for tax purposes.

                The operating results of DEP have been included in the Company's consolidated financial statements from the date of closing of the share purchase (May 6, 2002). See Note 8 for pro forma information.

            (2) DEP undertook to invest up to $27,000 in RDC, of which approximately $22,300 was invested as of December 31, 2002. The balance of the obligation is to be paid based on percentages of annual sales of RDC's affiliates in which RDC holds more than 25% or yearly increase in the value of RDC's holdings. The liability will expire on July, 2003.

         C. ELRON SOFTWARE AND ELRON TELESOFT

            Elron's activities in the field of IT software products are conducted by its majority owned subsidiaries Elron Software Inc. ("ESI") and Elron Telesoft Inc. ("ETI").

            (1) On April 1, 2000, ESI transferred substantially all the assets and liabilities of the systems and projects division to ETI. Following this transaction ESI focuses on the Internet software products activities and ETI focuses on the system integration and projects activities of Elron.

            (2) In the third quarter of 2000, ESI issued 615,764 shares (2.5% of its share capital) to a third party in consideration for $5,000. As a result, Elron holdings in ESI decreased to 96%. Elron recorded in 2000 a gain of approximately $4,500.

            (3) In response to the economic conditions, and in particular, the slowdown in IT spending, Elron Software Inc. ("ESI") and Elron Telesoft Inc. ("ETI") underwent restructuring programs in 2001 and 2002 in order to focus their operations on core areas of their business, to reduce expenses and improve efficiency. These restructuring programs mainly include workforce reductions and consolidation of excess facilities. Restructuring charges were recorded in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs in a Restructuring)" and SAB No. 100, "Restructuring and Impairment Charges".

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data


Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

         C. ELRON SOFTWARE AND ELRON TELESOFT (Cont.)

            (3) (Cont.)

                Employee termination costs in 2002 and 2001 amounted to $934 and $739, respectively. During 2001, approximately 40 employees of ESI, mainly in the sales and marketing division, and 77 employees of ETI, mainly in the telecom activity and in its headquarters, were terminated. During 2002, approximately 28 employees of ESI, across all functions of the organization, and 65 employees of ETI in the telecom activity were terminated. The majority of these termination expenses were paid as of December 31, 2002. Facilities related expenses in 2002 and 2001 amounted to $1,071 and $1,292, respectively, which included termination costs of a facility lease contract, future rental losses, and write-offs of leasehold improvements with respect to facilities of ESI and ETI, and in 2002 also of Elbit, which facilities were vacated as a result of the merger.

                As part of its restructuring program, ETI sold in the third quarter of 2001 and at the beginning of 2002 certain activities in its E-business field to Forsoft Multimedia Solutions Ltd. and in the defense system fields to Elbit Systems Ltd. ("ESL") in consideration for $3,400 and $5,700, respectively, resulting with an immaterial loss.

                Components of the restructuring charge for the years ended December 31, 2002 and 2001, amounts paid during the periods and remaining accrued liability as of December 31, 2001 and 2002, are as follows:

                                                                                Facilities
                                                                                termination
                                              Employee        Write-off of    charges, future
                                           termination and     long-lived     rental losses and
                                           severance costs        assets      other exit costs      Total
                                           ---------------    ------------    -----------------    -------
Restructuring charges in 2001                    $ 739           $ 289             $1,175          $ 2,203
Payments and write-offs                           (739)           (289)              (401)          (1,429)
                                                 -----           -----             ------          -------
Accrued restructuring  liability
at December 31, 2001                                 -               -                774              774
Restructuring charges in 2002                      934             772                612            2,318
Payments and write-offs                           (916)           (772)              (862)          (2,550)
                                                 -----           -----             ------          -------
Accrued restructuring liability at
December 31, 2002                                $  18           $   -             $  524          $   542
                                                 =====           =====             ======          =======

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES


             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data


Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

         D. GALIL MEDICAL

            Galil Medical Ltd. develops, manufactures and markets systems and disposable kits for the performance of minimal invasive cryo-therapy by means of freezing tissues.

            (1) On April 30, 2002, Elron and RDC converted notes of Galil
                Medical Ltd. ("Galil"), in which Elron held 3.7% and in which RDC held 32.1%, amounting to approximately $3,160 to 2,671,385 preferred C shares. As a result, Elron's and RDC's interests in Galil increased to approximately 4.3% and 37.4%, respectively.

                In May 2002, certain existing shareholders of Galil entered into a note purchase agreement with Galil (the "Note Agreement") to invest in convertible notes of Galil (the "Notes") in an aggregate amount of up to $5,000 with an option to invest an additional amount of $1,000 (the "option"). The Notes are automatically convertible into preferred shares in May 2003, or may be converted at an earlier date upon the occurrence of certain events as determined in the Note Agreement.

                In the event the Notes shall be converted into preferred shares, Galil shall grant to the shareholders holding such convertible notes, warrants in the amount equal to 200% of their investment under the Note Agreement, exercisable into Galil's preferred C shares, or into Galil's ordinary shares if converted after an IPO, until the earlier of 3 years after their issuance, or 1 year after Galil's IPO, at the same conversion price set forth for the notes, at the date of conversion.

                In October and December 2002, Elron signed the first addendum and second addendum to the Note Agreement, respectively, according to which Elron invested an aggregate amount of approximately $356 and $900, respectively in the form of notes convertible into Galil's shares upon the same conditions as the Note Agreement. RDC did not participate in these investments.

                As of balance sheet date, Elron's and RDC's investment, pursuant to the Note Agreement amounted to approximately $3,712. Subsequent to the balance sheet date, in January 2003, Elron signed the third addendum to the Note Agreement according to which Elron committed to invest $327 in the form of notes convertible into Galil's shares upon the same terms and conditions as the Note Agreement.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data



Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

         D. GALIL MEDICAL (Cont.)

            (2) On June 27, 2002, Elron purchased 10.75% of the outstanding shares of Galil from Lumenis Ltd. in consideration for $850 which has been allocated to identifiable intangible assets. As part of the agreement, Lumenis Ltd. ("Lumenis") has the right to receive a future earn-out payment, conditional upon the occurrence of certain events on or before May 27, 2004 in accordance with the terms of the share purchase agreement. As a result of this transaction, Elron's direct interest in Galil increased to 15.09% and together with its indirect share through RDC, Elron has acquired a controlling voting interest in Galil and, accordingly, Galil's financial statements have been consolidated in the Company's consolidated financial statements subsequent to the date of the purchase from Lumenis. See Note 8 for pro forma information.

                The purchase price has been allocated to the fair value of Galil's tangible and intangible assets acquired and liabilities assumed, based on an analysis made by an independent appraiser. The portion of the purchase price assigned to technology and the remaining technology which arose from previous acquisitions, including the DEP transaction, amounted to approximately $4,600. The technology will be amortized over a period of 7 years. An amount of approximately $300 was recorded as goodwill, which is not deductible for tax purposes.

         E. VFLASH

            On September 23, 2002, Elbit VFlash ("VFlash"), a wholly-owned subsidiary of Elbit, sold a significant portion of its assets to 24/7 Real Media Inc. ("24/7"), a publicly traded company on Nasdaq, in exchange for 4,100,000 common shares of 24/7. 24/7 provides marketing and technology solutions to online marketers and publishers.

            Concurrently with the above sale, Elron invested through Elbit, $1,000 in consideration for 100,000 convertible preferred shares of 24/7.

            The Company viewed the sale of Vflash's principal assets and the purchase of the preferred shares as one transaction and accordingly recorded a gain of approximately $2,000 in respect of the sale. The sale of VFlash's operations meets the definition of discontinued operations under SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets'. Therefore, all results relating to VFlash, including the above gain, were classified as discontinued operations in the statement of operations (see Note 23).

            The common shares are accounted for as available for sale securities in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". The market value of these shares on September 23, 2002 was based on the then closing price of the common stock of 24/7.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data


Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

         E. VFLASH (Cont.)

            The preferred shares are being accounted for under the cost method. Each preferred share is convertible at any time into 48.40271 common shares, subject to adjustment upon certain events described in the investment agreement. The fair value of the preferred shares received, was based on the market price of the common shares on the transaction date.

            As of December 31, 2002, the common and preferred shares held by Elron constitute approximately 8.3% of the outstanding share capital of 24/7 (on a fully diluted basis).

            Of the 4,100,000 common shares of 24/7 it received, Vflash undertook to grant a beneficial interest in approximately 725,000 common shares to former employees in recognition of services they rendered to VFlash prior to the sale. The fair value of these shares on September 23, 2002 was approximately $283.

            During February 2003, the preferred shares were converted into 4,840,271 common shares of 24/7.

         F. MEDIAGATE

            (1) During 2000 Mediagate issued, in two private placements and through exercise of options, approximately 10,200,000 shares in consideration for approximately $12,000. Elron purchased approximately 1,000,000 shares from existing shareholders and received approximately 500,000 shares in these private placements, in consideration for approximately $1,600. As a result, Elron's interest in Mediagate decreased to 29.1%, resulting in a gain of $3,104.

            (2) During 2001 and 2002, Elron invested $2,794 and $794
                respectively in Mediagate by way of convertible loans. On August 7, 2002, Elron converted the above mentioned loans to 32,828,510 preferred F shares. Elron also invested approximately $2,500 in MediaGate through a rights offering and received 58,562,543 preferred F shares. As a result of these transactions, Elron's interest in MediaGate increased to approximately 68% of the outstanding shares and accordingly the accounts of MediaGate have been consolidated with those of Elron subsequent to the date of the additional investment. See Note 8 for pro forma information.

                The purchase price has been allocated to the fair value of Mediagate's tangible and intangible assets acquired and liabilities assumed, based on an analysis made by an independent appraiser. The portion of the purchase price assigned to technology and the remaining technology which arose on previous acquisitions amounted to approximately $4,400. The technology will be amortized over a period of 7 years. The excess of the purchase price over the estimated fair values of the identifiable net assets acquired in the amount of approximately $2,500 was recorded as goodwill, which is not deductible for tax purposes.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data


Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

         F. MEDIAGATE (Cont.)

            (3) In December 2002, Elron participated in a rights offering of
                Mediagate pursuant to which Elron entered into a convertible loan agreement to grant a convertible loan of $1,500 of which $600 was transferred as of December 31, 2002 and the balance of $900 on January 6, 2003. The loan shall be converted into preferred shares of Mediagate upon the earliest to occur of (i) the closing of a third party financing in excess of $1,000 (ii) the closing of a second round of the rights offering and (iii) the closing of an merger or acquisition transaction (as defined in the convertible loan agreement), none of which occurred as of December 31, 2002. Should none of the above events occur prior to July 31, 2003, the loans will be automatically converted into preferred shares.

         G. RESTATEMENT

            Elron has direct holdings in certain companies in which RDC also holds shares. As a result of the purchase of DEP, Elron's aggregate interest in these companies has increased and enables Elron to exercise significant influence in these companies. In accordance with U.S. Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", Elron's direct holdings in these companies, which were accounted for by Elron at cost or as available for sale securities, are accounted for retroactively under the equity method of accounting ("step-by-step acquisition"). Implementing step-by-step acquisition resulted in a restatement of Elron's financial statements for all prior periods in which Elron's investments in these companies were recorded at cost or as available for sale securities.

            Following are the effects of the restatement:

            (1) Consolidated balance sheet

                                                       December 31, 2001
                                                ---------------------------------
                                                   As       Effect of       As
                                                reported   restatement   restated
                                                --------   -----------   --------
            Investments in
              affiliated companies              $155,967      $  6,293   $162,260
            Other investments and long-
              term receivables                    27,484       (19,980)     7,504
            Deferred tax assets
              (liabilities)                       (3,254)        4,227        973
            Additional paid in Capital           162,109         3,571    165,680
            Accumulated other
              comprehensive income(*)             49,745        (7,514)    42,231
            Retained earnings                     26,751        (5,516)    21,235
            Total shareholders' equity           248,173        (9,460)   238,713

            (*) Restatement of unrealized gains on securities

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data



Note 3 - BUSINESS COMBINATIONS AND SUBSIDIARIES (Cont.)

         G. RESTATEMENT (Cont.)

            (2) Consolidated statements of operations



                                                            Year ended
                                                        December 31, 2001
                                                ---------------------------------
                                                   As       Effect of       As
                                                reported   restatement   restated
                                                --------   -----------   --------
            Equity in losses of affiliated
                companies' investments          $(24,558)      $(2,684)  $(27,242)
            Other income
                (expenses), net                   (5,105)          220     (4,885)
            Net loss                             (48,350)       (2,464)   (50,814)
            Basic net loss per share               (2.28)        (0.12)     (2.40)
            Diluted net loss per share             (2.29)        (0.12)     (2.41)

                                                            Year ended
                                                        December 31, 2000
                                                ---------------------------------
                                                   As       Effect of       As
                                                reported   restatement   restated
                                                --------   -----------   --------

            Equity in losses of affiliated
                companies' investments          $ (7,218)      $(2,265)  $ (9,483)
            Gain from disposal and
                changes in holdings in
                affiliated companies, net         26,400           419     26,819
            Net income                            30,362        (1,846)    28,516
            Basic net income per share              1.43         (0.08)      1.35
            Diluted net income per share            1.41         (0.08)      1.33

            (3)    Total Comprehensive loss


                                                            Year ended
                                                        December 31, 2001
                                                ---------------------------------
                                                   As       Effect of       As
                                                reported   restatement   restated
                                                --------   -----------   --------
            Total Comprehensive loss            $(35,064)     $(9,978)   $(45,042)


                                                            Year ended
                                                        December 31, 2000
                                                ---------------------------------
                                                   As       Effect of       As
                                                reported   restatement   restated
                                                --------   -----------   --------
            Total Comprehensive loss            $(120,481)    $(1,846)   $(122,327)

                        ELRON ELECTRONICS INDUSTRIES LTD.
                             AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data


Note 4   -    CASH AND CASH EQUIVALENTS

              Includes mainly bank deposits in U.S. dollars bearing annual interest rate of 1.06% - 1.6% (December 31, 2001 1.75% - 1.98%).

Note 5   -    TRADE RECEIVABLES, NET

                                                                         December 31
                                                                     ------------------
                                                                      2002        2001
                                                                     ------      ------
             Open balances   (*)                                     $7,824      $4,263
             Unbilled receivables                                     1,414       5,364
                                                                     ------      ------
                                                                     $9,238      $9,627
                                                                     ======      ======
             (*) Net of allowance for doubtful accounts              $  845      $  252
                                                                     ======      ======


Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES

              A. MAJOR AFFILIATED COMPANIES ARE AS FOLLOWS:

                                                                                  December 31
                                                                           ------------------------
                                                                            2002            2001
                                                                            % of            % of
                                                            Note           holdings        holdings
                                                            ----           --------        --------
                    Elbit Systems ("ESL")                   6D(1)             19.9           21.2
                    Elbit                                   3A               (*)             44.0
                    DEP                                     3B               (*)             33.3
                    Galil Medical                           3D               (*)          (**)3.7
                    Given Imaging                           6D(7)             30.4        (**)7.3
                    Chip Express                            6D(3)             33.0           34.2
                    NetVision                                                 45.7           45.9
                    MediaGate                               3F               (*)             28.8
                    Wavion                                  6D(4)             44.7           44.8
                    KIT                                     6D(5)             28.6           28.6
                    Pulsicom                                6D(6)             17.0           17.0
                    AMT                                     6D(2)             29              -
                    3DV                                     6D(9)             47.7        (**)1.8
                    Notal Vision                            6D(8)              -              -
                    CellAct                                                   45.0            -

(*)  Consolidated in 2002.
(**) Restated - See Note 3(G).

                          ELRON ELECTRONICS INDUSTRIES LTD.
                               AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data





Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

              B. COMPOSITION OF INVESTMENTS:

                                                                       Equity in post
                                                                        acquisition
                                                     Cost of          profits (losses)
                                                   shares and          and additional             Total
                                                   loans(1)(2)         paid in capital         investment
                                                   -----------         ---------------         ----------
             As of December 31, 2002
               ESL                                 $   27,773            $    54,942           $   82,715
               Given Imaging                           41,013                 (8,234)              32,779
               Others                                  53,241                (37,479)              15,762
                                                   ----------            -----------           ----------
                                                   $  122,027            $     9,229           $  131,256
                                                   ==========            ===========           ==========

             (1) Includes convertible loans                                                    $    4,000
             (2) Includes balance of technology, goodwill and other intangible                 ==========
                 assets

                                                                                               $   21,092
                                                                                               ==========
             As of December 31, 2001
               ESL                                 $   29,124            $    51,761           $   80,885
               Elbit                                   47,095                 13,861               60,956
               Others(*)                            (*)71,519             (*)(51,100)           (*)20,419
                                                   ----------            -----------           ----------
                                                   $  147,738            $    14,522           $  162,260
                                                   ==========            ===========           ==========

             (1) Includes convertible loans                                                    $    7,336
             (2) Includes balance of technology, goodwill and other intangible                 ==========
                 assets

                                                                                               $    3,079
                                                                                               ==========

              * Restated - See Note 3(G).


              C. FAIR MARKET VALUE OF MARKETABLE SECURITIES:

                                                                December 31
                                                        --------------------------
                                                          2002              2001
                                                        --------          --------
                                                        (U.S. dollars in millions)
                                                        --------------------------
                    ESL                                   $126              $152
                    Given Imaging                           71                33

                     Shares of ESL are quoted on the Tel Aviv Stock Exchange and over the counter on Nasdaq in the U.S. Shares of Given Imaging are quoted on Nasdaq in the U.S.

                         ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data





Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

              D. ADDITIONAL INFORMATION

              (1)      ESL

                       a. On July 5, 2000, the merger between ESL and EL-OP Electro-Optical Industries Ltd. ("EL-OP") was completed. As part of the merger, ESL issued 12,100,000 ordinary shares representing 32% of ESL's share capital to the shareholders of EL-OP ("the Federmann Group") with a value of $180,000, in consideration for their shares in EL-OP. As a result of the merger, Elron's share in ESL decreased from 33.0% to 22.5%.

                            The merger was recorded in ESL's financial statements based on the fair market value of the ESL shares issued according to the purchase method. As a result of the merger, Elron recorded in the third quarter of 2002 a gain of approximately $19,000 from the decrease in holdings in ESL.

                            ESL's results in 2000, included a charge for purchased in-process research and development, as a result of the merger with EL-OP, in the amount of $40,000 and restructuring costs in the amount of approximately $22,100.

                            As part of this transaction, Elron entered into a shareholders agreement with the Federmann Group, which sets forth the relationship of the primary shareholders of ESL. The shareholders agreement includes limitation on the transfer of shares in ESL, including first refusal rights and tag along rights. The shareholders agreement also includes joint voting arrangements with respect to the election of an equal number of directors to ESL's board of directors.

                       b. In the fourth quarter of 2001 Elron sold 380,000 shares of ESL for approximately $6,600. As a result, Elron recorded a gain of approximately $3,000 and its share in ESL decreased to 21.2%.

                       c. In the fourth quarter of 2002, Elron sold 380,000 shares of ESL for approximately $5,900. As a result, Elron recorded a gain of approximately $1,800 and its share in ESL decreased to approximately 20%. Elron continues to account for ESL according to the equity method as a result of the abovementioned agreement with the Federmann Group.

                         ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data




Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

              D. ADDITIONAL INFORMATION (Cont.)

              (2)      AMT

                       On August 6, 2002, Elron completed an investment of approximately $5,000 in convertible notes of A.M.T Advanced Metal Technologies Ltd. ("AMT"). AMT, an Israeli private company, develops, markets and licenses technologies, through its group companies, for amorphous and nano-crystalline advanced materials, for a wide range of commercial applications. Currently, AMT is focusing on two of its group companies, namely A.H.T. Advanced Heating Technologies Ltd., which uses amorphous metals for heating products, and A.C.S. Advanced Coding Systems Ltd., which develops, markets and sells products using amorphous metals for brand protection against counterfeiting and diversion and anti-shoplifting electronic article surveillance.

                       The investment was part of an aggregate investment in AMT of approximately $8,700 of which the existing shareholders of AMT invested approximately $3,700. The notes are convertible into preferred shares of AMT or into shares held by AMT in certain of its subsidiaries. Elron is entitled to the rights attached to the convertible notes on an "as converted" basis as a shareholder of AMT (which constitutes 29% of the voting rights of AMT) and in addition, has special voting rights in certain specified circumstances.

                       In addition, Elron and the other investors in AMT were issued warrants to purchase preferred shares of AMT for a total amount of up to approximately $19,140, which may be exercised over various periods up to a maximum of 48 months from the closing, as well as an option to invest up to $5,000 in AMT on the same terms and conditions of the original investment, which may be exercised for a period of eight months from the closing.

                       In December 2002, Elron granted a convertible loan to AMT in the amount of $200. The loan bears interest at 8% and shall automatically be converted into convertible notes of AMT upon the same terms and conditions as Elron's original investment no later than June 30, 2003. In February 2003, Elron granted a further loan in the amount of $150 under the same terms and conditions as the above-mentioned loan.

                       As of December 31, 2002, following the abovementioned investments, Elron holds 29% of AMT on a diluted (excluding warrants) and "as converted" basis, and 41% on a fully diluted and "as converted" basis.

                         ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data





Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

              D. ADDITIONAL INFORMATION (Cont.)

              (3)      Chip Express

                       On June 25, 2002, Chip Express Corporation ("Chip Express"), in which Elron held approximately 35% interest, issued, approximately 21,650,700 redeemable preferred shares in consideration for $16,000 in a private placement. Elron purchased approximately 6,984,000 redeemable preferred shares in consideration for approximately $5,000, of which approximately $500 was paid by a conversion of a convertible note. As a result, Elron's interest in Chip Express decreased to approximately 34%.

                       During October 2002, Chip Express issued an additional 666,700 redeemable prefered shares for a considiration of $520, upon the same terms and conditions of the private placement of June 2002. Elron did not participate in that issuance and as a result Elron's interest in Chip Express decreased to approximately 33%.

                       A gain amounting to approximately $100 as a result of the decrease in interest was deferred since the preferred shares issued are redeemable.

              (4)      Wavion

                       During 2000, Elron invested $5,000 in Wavion, which develops fixed wireless broadband access systems and is engaged in supplying development services for military and commercial applications, in consideration for 45% of Wavion's outstanding share capital and 100% of Wavion's preferred shares.

                       During 2001 and 2002, Elron invested $1,000 and $500, respectively, in Wavion by way of convertible loans. The loans bear interest at LIBOR +2% and are repayable at the end of two years following the installment dates.

              (5)      KIT
                       In 2000, Elron invested $6,000 in KIT in consideration for preferred shares constituting 28.6% of KIT's outstanding share capital. KIT was formed, in 2000, by the Kidum group, and offers academic education through the internet.

                       During 2001, Elron signed a loan agreement with KIT in the amount of $1,500 advanced in two installments of $1,000 in December 2001 and $500 in September 2002, by way of convertible loans. The loans are convertible into preferred shares of KIT.

                         ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data





Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

              D. ADDITIONAL INFORMATION (Cont.)

              (5)      KIT (Cont.)

                       In December 2002, Elron executed a term sheet with KIT pursuant to which Elron will invest $2,000 in KIT out of an aggregate sum of $ 4,000 and granted to KIT an advance in the amount of $500 on account of Elron's investment. The investment is conditional upon the fulfillment of certain conditions. As of December 31, 2002, these conditions have not been met yet.

              (6)      Pulsicom

                       In 2001, Elron invested $1,618 in Pulsicom in consideration for 17% of Pulsicom's outstanding share capital which represent 70.95% of its preferred shares. Pulsicom was formed in 2000 and is engaged in research and development of communication technology.

                       On January 1 2003, Elron entered into a bridge loan agreement with Pulsicom pursuant to which Elron undertook to grant a loan of $480 in two installments of $240 each. The first installment of $240 was paid in January 2003 and the second installment was paid in March 2003. The bridge loan is secured by a floating charge over Pulsicom's assets and is convertible into preferred shares of Pulsicom.

              (7)      Given Imaging

                       During 2002, Elron and RDC sold 98,666 shares and 500,000 shares, respectively, of Given Imaging Ltd. ("Given") in consideration for approximately $1,100 and $5,900, respectively. In addition, a former senior executive of RDC exercised a call option granted to him in 1999, and purchased from RDC 172,800 shares of Given at an exercise price of $0.17 per share (see also Note 13(D)).

                       As a result of the above transactions, a gain of approximately $5,300 was recorded.

                       See Note 16(G) regarding RDC's pledge over its Given Imaging shares.

              (8)      Notal Vision

                       In October 2002, Elron executed an agreement to invest $2,000 in Notal Vision Ltd. ("Notal"), out of an aggregate amount of $4,000 raised by Notal. Notal, an Israeli medical device company, operates in the field of early detection of Age Related Macular Deterioration
                       (AMD). As of 31 December 31, 2002, Elron advanced a loan to Notal in the amount of $300 on account of the investment. The investment was completed in January 2003. As a result of the investment, Elron holds 25% of Notal's outstanding shares.

                         ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data




Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

              D. ADDITIONAL INFORMATION (Cont.)

              (9)      3DV

                       On March 2002, 3DV systems Ltd. ("3DV"), in which Elron holds 1.8% and in which RDC holds 45.9%, entered into the second Joinder Agreement according to which 3DV issued Series A convertible notes in consideration for an amount of $4,000, bearing the rights and obligations set forth in the Note Purchase Agreement, dated August 15, 2001, between 3DV and certain shareholders and their affiliates.

                       As of the balance sheet date, Elron and RDC invested their total commitment under this agreement of $1,900.

              E. SUMMARIZED INFORMATION

              Summarized combined financial information is as follows:

                                                                 Given
                                                ESL             Imaging           Others
                                                ---             -------           ------
December 31, 2002:
Balance sheet information -
  Current assets                              $562,874          $56,059          $ 46,314
  Total assets                                 935,841           68,728            69,269
  Current liabilities                          365,322           12,087            54,579
  Long-term liabilities                        154,443              882            15,940
  Minority interest                              4,675            2,182                86
  Redeemable preferred stock                         -                -            44,384
  Shareholders' equity (deficiency)            411,361           53,577           (45,720)

Statement of operations information -

  Total income                                $827,456          $28,904          $ 86,860
  Gross profit                                 222,143           16,977            16,670
  Net income (loss) from continuing
    operations                                  45,113          (18,310)          (28,338)

                         ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data





Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

              E. SUMMARIZED INFORMATION (Cont.)

                                                  ESL               Elbit          Netvision           Others
                                               --------           --------          --------          --------
December 31, 2001:
Balance sheet information -
  Current assets                               $509,448           $ 30,157          $ 14,853          $ 15,685
  Total assets                                  899,552            209,431            27,990            48,619
  Current liabilities                           385,521              9,858            38,273            30,991
  Long-term liabilities                         130,052             57,431             1,967            10,109
  Minority interest                               5,994                 91                 -               792
  Shareholders' equity (deficiency)             377,985            142,051           (12,250)            6,727

Statement of operations information -

  Total income                                 $764,501           $  1,000          $ 58,909          $ 20,778
  Gross profit (loss)                           210,544                499             5,450            10,458
  Net income (loss) from continuing
    operations                                   40,796            (31,539)           (3,601)          (35,164)

Year ended December 31, 2000:
Statement of operations information -
  Total income                                 $591,084           $  3,011          $ 48,488          $ 39,072
  Gross profit                                  154,659                424            (9,009)           12,558
  Net income (loss) from continuing
    operations                                  (20,531)            45,233           (24,772)          (24,874)


              F.  GOODWILL AND INTANGIBLE ASSETS ALLOCATED TO INVESTMENTS

                  The annual estimated amortization expense relating to intangible assets allocated to investments accounted for under the equity method, which will be included in the line item "Equity in earnings losses of affiliated companies investments in the statement of operations, for each of the five years in the period ending December 31, 2007 is approximately as follows:

                                        Total amortization
                                        ------------------
                        2003      -     $2,100
                        2004      -     $1,200
                        2005      -     $1,100
                        2006      -     $1,400
                        2007      -     $1,400

                  At the balance sheet date, the Company has unamortized goodwill in the amount of $5,731 allocated to investments accounted for under the equity method.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data




Note 6   -    INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

              G.     IMPAIRMENT

                     As a result of an other than temporary decline in value of certain investments, the company recorded impairment losses of $2,400 and $3,300 in 2002 and 2001, respectively.

Note 7   -    INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES


                                                                           December 31
                                                                      --------------------
                                                                        2002          2001
                                                                      -------       ------
                    Marketable securities presented as
                       available-for-sale securities:(1)
                    Partner(3)                                        $78,578       $    -
                    Other                                                   -          787
                                                                      -------       ------
                                                                       78,578          787
                                                                      -------       ------
                    Partnerships:(2)
                    Gemini Fund, L.P.                                     266          421
                    Innomed                                             2,181            -
                                                                      -------       ------
                                                                        2,447          421
                                                                      -------       ------
                    Other investments and long-term receivables:
                       Oren(4)                                          8,024        5,524
                       Cellenium(5)                                     2,500            -
                       ASSA-OR(6)                                       1,872            -
                       Others                                           3,737          772
                                                                      -------       ------
                                                                       16,133        6,296
                                                                      -------       ------
                                                                      $97,158       $7,504
                                                                      =======       ======

             (1)    Includes unrealized gains                         $14,176       $  591
                                                                      =======       ======

              (2) Investments in partnerships are accounted for under the equity method.

              (3)   See Note 16(E) regarding the pledging of Partner shares.

              (4)   OREN

                    During 2001, Elron invested an amount of $1,000 in Oren Semiconductors Inc. ("Oren"), in which it held 18.4% at that time, out of a total of $8,000 raised by Oren. As a result, Elron's interest in Oren decreased to 17.33%. In addition, Elron granted $400 by way of long-term convertible loans.

                    During 2002, certain of Oren's existing shareholders, including Elron, invested a total of approximately $6,900 in Oren by way of long-term convertible loans, of which Elron invested $2,500. The loans bear a monthly accumulated interest rate of 3%, and shall be repaid after two years from the date of grant. The loans shall be converted into preferred shares conditional upon the occurrence of certain events stipulated in the convertible loan agreements. In addition, the lenders, including Elron, received warrants in the amount of twice the principal amount of the loans. The warrants are exercisable upon the same terms of the loan.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data



Note 7   -    INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

              (4)    OREN (Cont.)

                     Subsequent to the balance sheet date, an additional $600 were invested by Elron by way of long-term convertible loans upon the same terms and conditions of the convertible agreement.

              (5)    CELLENIUM

                     In July 2002, Elbit granted to Cellenium M.C.S. Ltd. and Cellenium Inc. (together - "Cellenium") a loan of $750. The loan, bearing an interest of LIBOR + 2% and secured by a charge over a residential property owned by Cellenium, shall be repaid by July 2003, or earlier if certain conditions are met.

                     In November 2002, Elbit executed an agreement with the other shareholder of Cellenium pursuant to which Elbit sold all of its shares in Cellenium in which it previously held 50%, to the other shareholder of Cellenium, for a future consideration of up to $14,000, conditional upon the occurrence of certain events stipulated in the agreement.

                     Simultaneously with the sale, Elbit granted an additional loan of $600 to Cellenium, bearing interest at the rate of LIBOR + 2%. The loan, secured by a floating charge over the intellectual property of Cellenium, and existing debt of $225 shall be repaid by Cellenuim to Elbit upon the occurrence of certain events as stipulated in the agreement.

              (6)    ASSA OR

                     On September 10, 2002, Elbit sold all of its shares in Textology Inc. ("Textology"), in which it previously held 63.75%, to Assa-Or Ltd. ("Assa-Or"), the other shareholder of Textology, in consideration for $3,300, for which Elbit granted a loan to Assa-Or. In addition, Elbit advanced a loan to Assa-Or in the amount of $1,100 of which approximately $1,000 was advanced as of the balance sheet date. Pursuant to the transaction, a loan in the amount of approximately $1,600 previously extended by Elbit to Textology was assigned by Textology to Assa-Or. All the above loan amounts, including an existing loan in the amount of approximately $1,600 previously granted to Assa-Or (collectively referred to as "the loans") will be repaid in accordance with the provisions of the agreement. In addition, Elbit has an option to convert a portion of the loans into ordinary shares of Assa-Or, pursuant to the terms of the agreement.

                     As a result of the above transaction, a gain in the amount of approximately $5,600 was deferred and will be recognized as income upon repayment of the loan. As of December 31, 2002, the balance of the loans to Assa-Or, net of the deferred gain, amounted to approximately $1,700.

                     The results of the operations of Textology until the date of the closing were classified as discontinued operations in the statement of operations.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data



Note 8   -    SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED)

              The pro forma information presents the results of operations of Elron after giving effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and MediaGate as if they had been in effect at the beginning of each of the reported periods, and includes the effect of amortization of intangible assets from these dates.

              The following pro forma information is based upon the historical financial statements of Elron (after restatement, as discussed in Note 3(G)), and upon the historical financial statements of Elbit, DEP, Galil and MediaGate (after reclassification of discontinuing operations)). The pro forma data does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined companies.

              The pro forma data is presented for comparative purposes only and is not necessarily indicative of the operating results that would have occurred had the merger, the share purchase or the acquisition of a controlling interest in Galil and MediaGate been consummated at the dates indicated, nor are they necessarily indicative of future operating results or financial condition.

              PRO FORMA COMBINED RESULTS OF OPERATIONS


                                                                           Year ended
                                                                           December 31
                                                            -----------------------------------------
                                                              2002             2001             2000
                                                            --------         --------        --------
      Net revenues                                          $ 25,897         $ 36,243        $ 44,283
        Net loss from equity investments                     (14,030)         (25,426)        (26,165)
        Gain (loss) from disposal and changes in               6,674            3,612         155,725
          holdings in related companies, net
      Other expenses, net                                      1,801          (18,633)         12,267
                                                            --------         --------        --------
      Total income                                            20,342           (4,204)        186,110
      Costs and expenses                                      69,822           90,486         110,296
                                                            --------         --------        --------
      Income (loss) before taxes on
          income (tax benefit) and minority interests       $(49,480)        $(94,690)       $ 75,814
                                                            ========         ========        ========
      Income (loss) from continuing operations              $(40,294)        $(78,550)       $ 42,682
                                                            ========         ========        ========
      Net loss                                              $(52,371)        $(90,168)       $ 35,400
                                                            ========         ========        ========
      Basic net income (loss) from
         continuing operations per share                    $  (1.38)        $  (2.70)       $   1.47
                                                            ========         ========        ========
      Diluted net income (loss) from continuing
         operations per share                               $  (1.39)        $  (2.71)       $   1.45
                                                            ========         ========        ========
      Basic net income (loss) per share                     $  (1.80)        $  (3.10)       $   1.22
                                                            ========         ========        ========
      Diluted net income (loss) per share                   $  (1.80)        $  (3.11)       $   1.21
                                                            ========         ========        ========
      Weighted average number of ordinary shares
         used in computation (thousands) of basic
         income (loss) per share                              29,131           29,070          29,051
                                                            ========         ========        ========
      Weighted average number of ordinary shares
         used in computation (thousands) of diluted
         income (loss) per share                              29,131           29,070          29,325
                                                            ========         ========        ========


                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data



Note 8   -    SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED) (Cont.)

              Pro forma results of operations for the year ended December 31, 2001 and 2000, include amortization of goodwill in the amount of $2,317 and $2,085. Goodwill is no longer being amortized in accordance with SFAS 142, effective as of January 1, 2002.

Note 9   -    LONG-TERM DEBENTURES AND DEPOSITS

              The long-term debentures and deposits are used to secure long-term loans taken by ETI and ESI (See Note 16(D)). The amounts, which are denominated in U.S. dollars, bear weighted average interest of 1.60% per annum (December 31, 2001 - 2.25%) and mature in the following years:

             2003                   $26,292
             2004                     1,237
             2005                       699
             2006                       700
                                    --------
                                    $28,928
                                    ========

              The scheduled maturities of held-to-maturity securities as of December 31, 2002 are as follows:


                                                       Cost and           Estimated
                                                     accrued interest     fair value
                                                     ----------------     ----------
              Held to maturity:
              -----------------
              Due within one year                         $2,640           $2,562

              Due after one through four years            $2,636           $2,623



Note 10  -    PROPERTY AND EQUIPMENT, NET

                                                                 December 31
                                                            ------------------------
                                                             2002             2001
                                                            -------          -------
             Land and Building                              $10,292          $     -
             Leasehold improvements                           2,527            3,967
             Computers, furniture and machinery               9,032            4,978
             Motor vehicles                                     989            1,506
                                                            -------          -------
                                                             22,840           10,451
             Less - accumulated depreciation                 11,264            5,480
                                                            -------          -------
             Property and equipment, net                    $11,576          $ 4,971
                                                            =======          =======


              Depreciation expense amounted to approximately $1,940, $2,628 and $2,360 for the years ended December 31, 2000, 2001 and 2002, respectively.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data



Note 11  -    GOODWILL AND OTHER INTANGIBLE ASSETS

                                                                                      December 31
                                                                                -----------------------
                                                              Period of
                                                             Amortization       2002               2001
                                                             ------------       ----               ----
                                                               (years)
           Cost:
             Technology and know-how(1)                        5-12            $25,051            $16,495
             Goodwill(2)                                                        24,809             13,140
                                                                               -------            -------
                                                                                49,860             29,635
                                                                               =======            =======
           Accumulated amortization:
             Technology and know-how(1)                                        $ 6,474            $ 5,528

             Goodwill(4)                                                         3,271              4,306
                                                                               -------            -------
                                                                                 9,745              9,834
                                                                               -------            -------
           Amortized cost                                                      $40,115            $19,801
                                                                               =======            =======

              (1) During 2002 technology and know-how increased by $7,223 as a result of the acquisition of a controlling interest in Galil Medical and Mediagate (see Note 3). The above technology has a weighted average life of 7 years.

              (2) The annual estimated amortization expense relating to Elron's intangible assets, other than goodwill existing as of December 31, 2002, for each of the five years in the period ending December 31, 2007 is approximately as follows:


                                              Total amortization
                                          -------------------------
                          2003      -     $2,200
                          2004      -     $2,800
                          2005      -     $3,200
                          2006      -     $2,600
                          2007      -     $2,200

              (3) As of January 1, 2002, the Company had unamortized goodwill in the amount of approximately $8,800. In connection with SFAS 142 transitional goodwill impairment evaluation, the Company estimated the fair value of each reporting unit and has determined that the carrying amount of each reporting unit does not exceed its fair value. Accordingly, the Company concluded that as of January 1, 2002, there was no indication of impairment of goodwill.

                     The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:


                                                                                Corporate
                                                    Internet   System and     operations and
                                                    products    projects      other holdings       Total
                                                    --------    --------      --------------       -----

Balance as of January 1, 2002                        $1,085      $ 7,748       $     -           $ 8,833
Goodwill acquired during the year (net of
    subsequent adjustments)                               -            -        15,062            15,062
Goodwill realized related to sale of businesses           -       (2,157)         (200)           (2,357)
                                                     ------      -------       -------           -------
Balance as of December 31, 2002                      $1,085      $ 5,591       $14,862           $21,538
                                                     ======      =======       =======           =======


                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data



Note 11  -    GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

              (4) Until December 31, 2001, goodwill was amortized over a period of 7-10 years.

              (5) The following transitional information is presented to reflect net income (loss) and (loss) per share for all prior periods adjusted to exclude amortization of goodwill:


                                                                For the year ended
                                                                    December 31
                                                            --------------------------
                                                                 2001           2000
                                                            ------------    ----------
             Reported net income (loss)                     $(*)(50,814)    $(*)28,516
             Goodwill amortization                                1,565          1,513
                                                            -----------     ----------
             Adjusted net loss                              $   (49,249)    $   30,029
                                                            ===========     ==========
             Loss per share:
             Reported basic loss per share                  $  (*)(2.40)    $  (*)1.35
             Goodwill amortization                                 0.07           0.07
                                                            -----------     ----------
             Adjusted basic loss per share                  $     (2.33)    $     1.42
                                                            ===========     ==========
             Reported diluted loss per share                $  (*)(2.41)     $ (*)1.32
             Goodwill amortization                                 0.07           0.07
                                                            -----------     ----------
             Adjusted diluted loss per share                $     (2.34)    $     1.39
                                                            ===========     ==========

             (*) Restated - See Note 3(G).


Note 12  -    SHORT-TERM LOANS FROM BANKS

              Includes loans primarily from banks in U.S. dollars, bearing interest of Libor plus 0.6%-3.8% (The Libor rate as of December 31, 2002 was 1.4%).

              For liens - see Note 16(D).

Note 13  -    OTHER PAYABLES AND ACCRUED EXPENSES



                                                                         December 31
                                                                     -----------------
                                                                       2002      2001
                                                                     -------    ------
              Payroll and related expenses(1)                        $ 3,462    $3,347
              Provision for income taxes                               1,247         -
              Advances from customers, net of inventories                  -       435
              Accrued expenses                                         2,815       657
              Accrued projects expenses                                1,451     1,826
              Deferred revenues                                        2,914     1,824
              Employee call options(2)                                 1,189       352
              Others                                                   3,438       880
                                                                     -------    ------
                                                                     $16,516    $9,321
                                                                     =======    ======

                    (1) Includes provision for vacation pay          $ 1,458    $1,331
                                                                     =======    ======


                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
         In thousands of U.S. Dollars, except share and per share data



Note 13 -     OTHER PAYABLES AND ACCRUED EXPENSES (Cont.)

              (2)    EMPLOYEE CALL OPTIONS

              A. As part of the retirement benefit approved by the Company's shareholders in December 1999, the former Chairman of the Board of Directors and president, received an option to purchase from the Company 2% of its holdings in ESI for $0.50 per share. The option was immediately exercisable and will expire on the earlier of five years or upon ESI's initial public offering. The option is accounted for under the provisions of APB 25. No compensation expense was recorded since at the grant date the exercise price equaled the fair value of ESI's ordinary shares. In connection with the transfer of assets and liabilities of the systems and projects activities to ETI (see Note 3C(3)), this option provides, upon exercise, an equal number of shares of common stock of ESI and ETI, for no additional consideration.

              B. In March 2001, the Shareholders of the Company approved the grant of option to its Chairman of the Board to acquire up to 1.5% of any investments made by the Company after January 1, 2001 and an option to acquire up to 0.75% of any investments in private companies held by Elron prior to January 1, 2001 on the same terms and prices paid by Elron. These investments of Elron may be directly or indirectly held through DEP or RDC. The options granted are recorded at their fair value. Fair value of each option is estimated using the Black and Scholes option pricing model with the following weighted average assumptions used for grants: (1) expected life of the option of 3 years from the date of Elron's investment; (2) dividend yield of 0% and 0% as of December 31, 2001 and 2002, respectively; (3) expected volatility of 0% to 55% and 0% to 92% for the options for the years ended December 31, 2001 and 2002, respectively;
                     (4) risk-free interest rate of 2.45% and 1.5% for the years ended December 31, 2001 and 2002. The option shall be exercisable for a period of three years from the later of 1 January, 2000 or the date of Elron's last investment in each of the private companies.

              C. During 2001, the Board of directors approved the grant of options to certain officers of the Company to acquire between 1% to 2% of Elron's investments in certain private companies. The options are exercisable at the weighted average price of investments of Elron. The options vest ratably over a three year period and are exercisable for an additional three years. The options granted were recorded at fair value.

              D. According to a call option agreement signed in November 1999, RDC awarded two former senior employees with call options as an incentive and a stock-based employee compensation. As of December 31, 2002, the two former senior employees are entitled to up to 3% of the equity interest in each held company, out of RDC's equity interest in such held companies at an exercise price as determined in the call option agreement. During 2002, a former senior employee of RDC exercised the call option granted to him into 172,800 shares of Given at an exercise price of $0.17 per share.

                       ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
        In thousands of U.S. Dollars, except share and per share data

Note 13 -     OTHER PAYABLES AND ACCRUED EXPENSES (Cont.)

              (2)    EMPLOYEE CALL OPTIONS (Cont.)

              E. The fair value of each option is estimated using the Black and Scholes option pricing model with the following weighted average assumptions used for grants: (1) expected life of the option of 6 years; (2) dividend yield of 0% to 55% and 0% to 92% as of December 31, 2001 and 2002; (3)
                     expected volatility of the options of 0% for the years ended December 31, 2001 and 2002; (4) risk-free interest rate of 2.45% and 1.5% for the years ended December 31, 2001 and 2002.

                     According to the aforesaid call options, compensation income amounted to $780 and compensation expenses amounted to $352 for the year ended December 31, 2002 and 2001.

Note 14  -    LONG-TERM LOANS FROM BANKS AND OTHERS

                                                                December 31
                                                         ----------------------
                                                            2002         2001
                                                         ---------   ----------
             Long-term loans from banks and others       $  67,026   $  52,416
             Less-current maturities                        17,637         608
                                                         ---------   ---------
                                                         $  49,389   $  51,808
                                                         =========   =========

              The majority of the loans are from banks in U.S. dollars, bearing annual interest of LIBOR plus 0.5% - 3.5% (the LIBOR rate as of December 2002 was 1.4%).

              The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

              First year (current maturities)                      $   17,637
              Second year                                              48,054
              Third year                                                1,322
              Fourth year                                                  13
                                                                   ----------
                                                                   $   67,026
                                                                   ==========

              An amount of $6,006 represents a loan from Galram to RDC. Out of the $6,006, $2,739 is included in current maturities and is New Israeli Shekel ("NIS") denominated and linked to the Israeli Consumer Price Index. ("CPI"). An amount of $3,267 is due not before January 1, 2004 and bears no interest or linkage.

              Liens - see note 16(D).

                       ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
        In thousands of U.S. Dollars, except share and per share data


Note 15 -     INCOME TAXES

              A. Measurement of taxable income under the Income Tax
                 (Inflationary Adjustments) Law, 1985:

                 Results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli CPI. As explained in note 2B the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

              B. Tax benefits under Israel's Law for the Encouragement of
                 Industry (Taxation), 1969:

                 Certain subsidiaries in Israel are classified as an "industrial companies", as defined by the law for the Encouragement of Industry (Taxes), 1969, and as such, are entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years and accelerated depreciation.

              C. Taxes on income (tax benefit) are comprised as follows:


                                                                   Year ended December 31
                                                            ---------------------------------
                                                             (*)2002        2001       2000
                                                            ----------  ----------  ---------
                 Current taxes                              $     106   $     435   $   6,308
                 Taxes in respect of prior years                  119        (812)          -
                 Deferred income taxes (benefit)               (3,080)     (2,570)      1,771
                                                            ---------   ---------   ---------
                                                            $  (2,855)  $  (2,947)  $   8,079
                                                            ---------   ---------   ---------
                 Domestic                                   $  (2,855)  $  (2,947)  $   7,420
                                                            ---------   ---------   ---------
                 Foreign                                    $       -   $       -   $     659
                                                            =========   =========   =========

                 (*) All taxes recorded in 2002 relate to continuing operations.

                       ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
        In thousands of U.S. Dollars, except share and per share data

Note 15  -    INCOME TAXES (Cont.)

              D. Deferred taxes on income:

                 Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                Deferred Tax Asset              Deferred Tax Liability
                                                           -----------------------------    -----------------------------
                                                Total       Non Current       Current         Current         Non Current
                                             ----------    ------------     ------------    ------------     ------------
As of December 31, 2002
Deferred tax assets:
Provision for doubtful accounts,
   vacation and others                       $      469    $          -     $        469    $          -     $         -
Accrued severance pay, net                          229             229                -               -               -
Trading marketable securities                        23               -               23               -               -
Investments in affiliated  companies,
   net                                           61,410          61,410                -               -               -
Property and equipment and
    other assets                                  2,618           5,863                -               -           (3,245)
Tax losses carryforward                          73,766          65,911                -               -            7,855
Other                                               512               -              512               -                -
                                             ----------    ------------     ------------    ------------     ------------
                                                139,027         133,413            1,004               -            4,610
                                             ----------    ------------     ------------    ------------     ------------
Deferred tax liabilities:
  Available-for-sale
    marketable securities                       (28,066)              -              194               -          (28,260)
                                             ----------    ------------     ------------    ------------     ------------
                                                (28,066)              -              194               -          (28,260)
                                             ----------    ------------     ------------    ------------     ------------
                                                110,961         133,413            1,198               -          (23,650)
  Valuation allowance (1)                      (131,621)       (130,423)          (1,198)              -                -
                                             ----------    ------------     ------------    ------------     ------------
                                             $  (20,660)   $      2,990     $          -    $          -     $    (23,650)
                                             ==========    ============     ============    ============     ============

As of December 31, 2001
Deferred tax assets:

  Provision for doubtful
    accounts, vacation and others            $      368    $          -     $        368   $           -    $           -
  Accrued severance pay, net                        167             167                -               -                -
  Trading securities                                  3               -                3               -                -
  Investments in affiliated                                                                            -                -
    companies, net                               16,294          16,294                -
  Property and equipment                          8,386           8,386                -               -                -
  Tax losses carryforward                        16,508          15,772              736               -                -
  Other                                           1,558           1,558                -               -                -
                                             ----------    ------------     ------------    ------------     ------------
                                                 43,284          42,177            1,107               -                -
                                             ----------    ------------     ------------    ------------     ------------
Deferred tax liabilities:
  Available for sale marketable
    securities                                   (*)973          (*)973                -               -             (*)-
                                             ----------    ------------     ------------    ------------     ------------
                                                 44,257       (*)43,150            1,107               -                -

  Valuation allowance                            42,545         (42,177)            (368)              -             (*)-
                                             ----------    ------------     ------------    ------------     ------------
                                             $ (*)1,712    $     (*)973     $        739    $          -     $       (*)-
                                             ==========    ============     ============    ============     ============

(*) Restated- See Note 3(G).

                       ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
        In thousands of U.S. Dollars, except share and per share data

Note 15  -    INCOME TAXES (Cont.)

              D. Deferred taxes on income (Cont.)

                 Valuation allowance for deferred tax assets, for which subsequently recognized tax benefits will be allocated to reduce goodwill or other non-current intangible assets, amounts to approximately $4,500 as of December 31, 2002.

                 Regarding the deferred taxes in respect of the losses in Elbit prior to the merger date - see Note 3(A).

              E. A reconciliation between the theoretical tax expense,
                 assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income, is as follows:

                                                                      Year ended December 31
                                                           ------------------------------------------
                                                               2002          (*)2001         (*)2000
                                                           ------------  ------------   -------------
             Income (loss) before taxes as
               reported in the consolidated
               statements of operations                    $   (42,223)  $   (54,199)   $      36,424
             Statutory tax rate                                    36%           36%              36%
                                                           ===========    ==========     ============

             Theoretical tax expense (income)                  (15,200)   (*)(19,512)       (*)13,113
             Equity in (earnings) losses from
               affiliated companies                              7,888      (*)9,807         (*)3,593
             Tax exempt and reduced tax rate
               on capital gains                                   (637)            -           (2,024)
             Tax exempt income, net of non-
               deductible expenses                              (2,943)       (1,916)          (2,842)
             Differences arising from the basis
               of measurement for tax purposes                  (3,504)    (*)(3,264)       (*)(3,761)
             Deferred taxes on losses for which
               valuation allowance was provided                 11,422        12,750                -
             Taxes in respect of previous years                    119          (812)               -
                                                           -----------    ----------     ------------
             Actual tax expenses                           $    (2,855)   $   (2,947)    $      8,079
                                                           ===========    ==========     ============
             Effective tax rate                                 (6.8)%        (5.4)%            22.2%
                                                           ===========    ==========     ============

           * Restated - See Note 3(G).

                       ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
        In thousands of U.S. Dollars, except share and per share data

Note 15  -    INCOME TAXES  (Cont.)

              F. The Company's subsidiaries in the U.S. have estimated aggregate available carryforward tax losses of approximately $98,800 to offset against future taxable profits, which expire between 2002 and 2022. A valuation allowance for the entire balance was recorded due to the uncertainty of the tax asset's future realization.

                     As of December 31, 2002 the Company and its Israeli subsidiaries had a tax loss carry forward of approximately $44,500. Carryforward tax losses in Israel may be carryforward indefinitely and may be set against future taxable income.

              G.     Income (loss) before income taxes is comprised as follows:

                                                                       Year ended December 31
                                                           ---------------------------------------------
                                                               2002           (*)2001         (*)2000
                                                           -------------- --------------   -------------
                    Domestic                               $     (19,771) $  (*)(28,543)   $   (*)64,086
                    Foreign                                      (22,452)       (25,656)         (27,662)
                                                           -------------  -------------    -------------
                                                           $     (42,223) $     (54,199)   $      36,424
                                                           =============  =============    =============

                    * Restated - See Note 3(G).

Note 16  -    CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

              A. The Company and its subsidiaries have operating lease agreements in respect of their premises for periods ending through 2007. Rent expenses amounted to approximately $1,329, $2,416 and $1,675 for the years ended December 31 2000, 2001 and 2002, respectively. The future minimum rental payments under these agreements in the years following the balance sheet date are as follows:

                     First year             $     1,492
                     Second year                  1,294
                     Third year                     721
                     Fourth year                     22
                     Fifth year                      10
                                            -----------
                                            $     3,539
                                            ===========

                     Elron is the guarantor for the lease agreements of ESI in respect of their facilities in the U.S. in the amount of approximately $2,100.

              B. ESI has a number of royalty bearing agreements for technology included in its products, generally the royalty fees are paid as a percentage of net revenue earned and are included in cost of sales. Royalty expenses amounted to approximately $456, $320 and $300 for the years ended December 31, 2000, 2001 and 2002, respectively.

                       ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
        In thousands of U.S. Dollars, except share and per share data

Note 16  -    CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)

               C. Certain of the Company's subsidiaries are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of Israel or the other institutions participates in financing until an amount equal to 100% of the amount received by each company. As of December 31, 2002, the aggregate contingent obligation to pay royalties amounted to approximately $2,400.

               D. Elron provided guarantees to banks of approximately $74,000 to secure bank loans made available to ETI and ESI and of which approximately $69,300 have been utilized as of December 31, 2002. Out of the $74,000 an amount of approximately $31,000 is to be collateralized by Elron's investment in debentures, marketable securities and deposits, and of which approximately $28,900 has been utilized as of December 31, 2002.

                    Elron also provided a letter of comfort in connection with the credit line granted to ETI by certain banks, pursuant to which Elron undertook not to dilute its holdings in ETI below a certain percentage. The Company also agreed to subordinate any amounts owed to it by ETI, other than interest on outstanding loans and payments in the ordinary course of business.

               E. Elbit has pledged approximately 70% of its shares in Partner Communications Company Ltd. to the banks which are providing financing to Partner, pro rata to the other original shareholders of Partner.

               F. The Company has provided letters of comfort in connection with a credit line granted to Netvision by banks. The credit line at December 31, 2002 amounted to approximately $19,700. The comfort letters were jointly provided with the other major shareholder of Netvision, pursuant to which the Company and the other shareholder undertook not to dilute their holdings in Netvision below a certain percentage.

               G. RDC's bank loan in the amount of $4,000 is secured by a floating pledge and by a first degree fixed pledge over the securities, and all rights derived therefrom, deposited in RDC's bank account. As of December 31, 2002, RDC has deposited in the bank 2,840,000 shares of Given.

               H. As collateral for Mediagate's liability to its bank, in the amount of approximately $2,500, a first ranking fixed and floating charge were placed on all of Mediagate Ltd's intellectual property and assets, including its insurance rights.

                       ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
        In thousands of U.S. Dollars, except share and per share data

Note 16  -    CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)

              I.     Legal proceedings:

              (1) During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed.

              (2) On November 8, 1999, the Company received a copy of a claim and request to approve such a claim as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against Elron and it's officers, among others, relate to the period prior to the sale of Elron's holding in Elbit Medical Imaging ("EMI"). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 17, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending. In addition, in February 2001, the claimants submitted a new claim similar to the previous one but not as a class action.

                     The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.

Note 17  -    SHAREHOLDERS' EQUITY

              A. SHARE CAPITAL

                    (1) Ordinary share confer upon their holder's voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.

                    (2) On May 15, 2002 under the merger with Elbit, the Company issued 5,617,601 ordinary shares. See note 3A.

                    (3) On May 6, 2002, under the acquisition of DEP shares, the Company issued 2,261,843 ordinary shares. See note 3B.

                       ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES


            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
        In thousands of U.S. Dollars, except share and per share data


Note 17  -    SHAREHOLDERS' EQUITY (Cont.)

              B. OPTIONS TO EMPLOYEES

                 (1)    Options to Elron's Employees

                        The options vest over a four-year period from date of grant and have a term of 5-9 years. Stock options activity is summarized as follows:

                                          2002                      2001                      2000
                                 ---------------------     ----------------------    -----------------------
                                              Weighted                  Weighted                   Weighted
                                               average                   average                    average
                                 Number of    exercise     Number of    exercise     Number of     exercise
                                  options       price       options       price       options        price
                                 ---------    ---------    ---------    ---------    ---------     ---------
      Outstanding-beginning
        of the year                 463,025    $  15.14      158,404     $  20.26     163,404       $ 20.54
      Granted (*)                   270,525       10.48      345,871        13.38      43,000         29.38
      Exercised                     (87,863)       6.88      (25,000)       12.21     (48,000)        10.18
      Forfeited                     (68,475)      12.91      (16,250)       22.89           -             -
                                    -------    --------      -------     --------     -------       -------
      Outstanding - end of
        the year                    577,212    $  14.09      463,025     $  15.14     158,404       $ 20.26
                                    =======    ========      =======     ========     =======       =======
      Options exercisable
      at the end of the year        207,681    $  14.59       45,135     $  19.28      18,000       $ 12.44
                                    =======    ========      =======     ========     =======       =======


                       Weighted average fair value of options granted at their grant date were $12.07, $6.37 and $3.97 during 2000, 2001 and 2002, respectively. All options were granted at a price approximately 10%-15% below market price on date of grant.

                    * Includes 240,525 options granted to Elbit's employees as a result of the merger. See Note 3A.

                 (2) The following table summarizes information regarding outstanding and exercisable options as of December 31, 2002:


                                      Options outstanding                            Options exercisable
                           ----------------------------------------------     --------------------------------
                                                Weighted-
                              Number            average         Weighted-     Number outstanding     Weighted-
                          outstanding at        remaining         average              at              average
     Exercise              December 31,       contractual       exercise         December 31,         exercise
      price                    2002           life (years)        price              2002              price
-------------------        --------------     ------------      ----------       -------------       ----------
  $  6.911-8.34                 88,708              4.00      $       7.49            31,500               6.86
  $  10.38-11.69               196,750              4.80      $      10.70            57,250              10.75
  $  12.51-13.39                97,130              4.33      $      13.11            40,905              12.91
  $  18.09-19.05               122,854              4.39      $      18.66            42,141              18.28
  $  21.38                      38,770              2.59      $      21.38            19,385              21.38
  $  29.38                      33,000              4.83      $      29.38            16,500              29.38
                            -------------                                        --------------
                               577,212                                               207,681
                            =============                                        ==============

                       ELRON ELECTRONICS INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
        In thousands of U.S. Dollars, except share and per share data

Note 17  -    SHAREHOLDERS' EQUITY (Cont.)

              B. OPTIONS TO EMPLOYEES (Cont.)

                 (3) In December 1999, the Company's Shareholders approved a plan whereby the Chairman of the Board and then Chief Executive Officer of the Company were granted options to purchase up to 58,154 Ordinary shares of the Company (the "1999 grant"). The options are to be granted ratably over a period of 3 years commencing February 2000 and are exercisable for a period of three years, commencing two years after the date of the grant.

                        The exercise price of the options granted in December 1999, 2000 and 2001 was $21.38, $21.38 and
                        $13.01, respectively.

                        In March 2001, the Company's Shareholders approved a plan whereby the Chairman of the Board and then Chief Executive Officer of the Company were be granted options to purchase up to 58,000 Ordinary shares of the Company (the "2001 grant"). The options are to be granted ratably over a period of 3 years commencing June 2001 and are exercisable for a period of three years, commencing two years after the date of the grant.

                        The exercise price of the options granted in March 2001 and 2002 was $19.05 and 8.34, respectively. The exercise price of the options to be granted in June 2003 will be determined based on the market value of the Company's shares but shall not exceed $19.05 per share.

                        As of grant date, the weighted average fair value of the 1999 grant and the 2001 grant was $7.67 and $4.29 per share, respectively. The fair value was calculated using the Black and Scholes option-pricing model. (See Note 2T for the assumptions used in the calculation).

                        Upon exercise of the options, the option holder will be granted a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. The plan is considered to be a variable plan as defined in APB 25. Compensation expense is calculated based on the quoted market price of the Company's stock at the end of each reporting period and is amortized over the remaining vesting period of the options.

                 (4) Compensation expenses (income) recorded during 2002 amounted to $(222) (2001 - $(6), 2000 - $245).

                 (5) The balance of deferred compensation as of December 31,2002 amounted to $553.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES


             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
              In thousands of U.S. Dollars, except per share data


Note 18 - INCOME (LOSS) PER SHARE

     Earning (loss) per share is computed as follows:

                                                        Year ended December 31
                  ------------------------------------------------------------------------------------------------------
                             2002                                2001                              2000
                  ------------------------------------------------------------------------------------------------------
                          Number of                            Number of                         Number of
                            shares      Per                      shares       Per                  shares         Per
                             (in       share                      (in        share                  (in          share
                  Loss    thousands)   amount       Loss       thousands)    amount     Income    thousands)     amount
                 -------  ----------   ------     --------     ----------    ------     ------    ----------     ------
Basic            (39,301)   26,272    $(1.50)   (*)(50,814)      21,191    $(*)(2.40)  (*)28,516    21,172     $(*)1.35
                                      ------                               ---------                           --------
Effect of
 options of
 investees          (209)        -                    (246)           -                      (63)        -
Effect of
 options of
 Elron                 -         -                       -            -                        -       274
                 -------    ------              ----------       ------                ---------    ------
Diluted          (39,510)   26,272    $(1.50)   (*)(51,060)      21,191   $(*)(2.41)   (*)28,453    21,446     $(*)1.33
                 =======    ======    ======    ==========       ======   =========    =========    =======    ========

* Restated - See Note 3(G).

Note 19 - EQUITY IN EARNINGS (LOSSES) OF AFFILIATED COMPANIES' INVESTMENTS

                                                    Year ended December 31
                                             ---------------------------------------
                                                2002         2001           2000
                                             ---------   -----------     -----------
          Affiliated companies:
            Elbit(1)                         $ (8,658)   $  (13,138)    $    17,350
            ESL                                 9,469          9,064         (2,981)
            Netvision                            (436)        (2,504)       (12,774)
            Given                              (4,376)     (*)(1,575)       (*)(781)
            Others                            (17,910)    (*)(19,089)    (*)(10,297)
                                             --------    -----------    -----------
                                             $(21,911)   $(*)(27,242)   $ (*)(9,483)
                                             ========    ===========    ===========

         (1) In 2002 - Until the merger date, see Note 3(A).
          *  Restated - See Note 3(G).

Note 20 - GAIN FROM DISPOSAL AND CHANGES IN HOLDINGS IN SUBSIDIARIES AND AFFILIATED COMPANIES, NET

                                       Year ended December 31
                                    ----------------------------
                                     2002      2001        2000
                                    ------    ------     -------
          ESL                       $1,603    $2,985     $19,133
          Given                      5,251         -           -
          Mediagate                      -         -       3,104
          Others                        34       194       4,582
                                    ------    ------     -------
                                    $6,888    $3,179     $26,819
                                    ======    ======     =======

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES


             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
              In thousands of U.S. Dollars, except per share data


Note 21 - OTHER INCOME (EXPENSES), NET

                                                         Year ended December 31
                                                   ----------------------------------
                                                     2002         2001         2000
                                                   --------    ----------     -------
        Gain (loss) from sale and increase
          (decrease) in market value of:
            ArelNet shares(4)                      $  (27)     $        -     $     -
            Netmanage shares(4)                        632              -           -
            ServiceSoft shares(1)(7)                     -              -       6,831
            Broadbase shares(2)                          -         (3,952)       (570)
            Kana shares(3)(7)                          (34)          (691)          -
            Zoran shares and options(5)(6)               -            954      34,281
            Other companies, net(6)(7)              (1,778)        (1,196)      3,054
        Other income (expenses)                        464           (*)-        (138)
                                                    ------     ----------     -------
                                                    $ (743)    $(*)(4,885)    $43,458
                                                    ======     ==========     =======

        * Restated - See Note 3(G).


        (1) In December 2000 Servicesoft Inc., in which Elron held approximately 3.3% on a fully diluted basis, was acquired by Broadbase Software Inc. ("Broadbase"), which was then a public company traded on Nasdaq, in a share exchange transaction. As a result, Elron received 1,159,022 ordinary shares of BroadBase with a fair market value on that date of approximately $7,833 resulting in a gain of $6,831.

        (2) In June 2001, BroadBase was acquired by Kana Software Inc. ("Kana"), a public company traded on Nasdaq, in a share exchange transaction. As a result, Elron received approximately 1 million ordinary shares of Kana with a fair market value on that date of approximately $2,140 resulted in a gain of $172.

        (3) In the last quarter of 2001 and in 2002, the Company sold most of the Kana shares held by it in consideration for $1,211 and $197 respectively.

        (4) In 2002, the Company sold all its shares in Netmanage and ArelNet in consideration for $790.

        (5) During 2000, 611,566 shares of Zoran were sold for a total consideration of approximately $27,000. The gain of approximately $34,281 consists of gain on the sale of the shares, changes in the market value of Zoran's shares, gains arising from transfer to trading securities account in the amount of $24,121, and changes in the Zoran's options. During 2000, as part of the Company's policy to limit its exposure to market risks, Elron hedged the price of most of its Zoran shares by the purchase of put options and by selling call options, in a strike price range of $35.00-$53.00 for periods ended September and December 2000 and February 2001. The hedged shares were transferred to the trading securities account.

             During the first quarter of 2001, the Company sold all of the 252,399 remaining shares of Zoran, out of which 188,400 were hedged, in consideration for approximately $10,600 resulting in a gain of approximately $954.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES


             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
              In thousands of U.S. Dollars, except per share data


Note 21 - OTHER INCOME (EXPENSES), NET (Cont.)

          (6) Including realized gains from sale of available-for-sale securities in the amount of approximately $17,000, $1,000 and $100 in the years ended December 31, 2000, 2001 and 2002, respectively. The proceeds from such sales amounted to approximately $28,500, $10,700 and $100 for the years ended December 31, 2000, 2001 and 2002, respectively.

          (7) Including unrealized losses from trading securities held as of the end of the year in the amount of $1,975, $11 and $54 for the years ended December 31, 2000, 2001 and 2002 respectively.

          (8) Including other than temporary decline in value of available-for-sale securities in the amount of approximately $1,000 and $600 for the years ended December 31, 2001 and 2002, respectively.

Note 22 - FINANCING INCOME, NET

                                                                 Year ended December 31
                                                               ---------------------------
                                                                2002      2001      2000
                                                               ------    ------   --------
          Income:
          Interest on cash equivalents, bank deposits and
             trading marketable bonds                          $2,314    $4,419    $6,888
          Foreign currency gains                                1,257       796       121
                                                               ------    ------    ------
                                                                3,571     5,215     7,009
                                                               ------    ------    ------
          Expenses:
          Interest on short-term credit and long-term loans    $3,601    $3,878    $4,492
          Foreign currency losses                                 444        86       111
                                                               ------    ------    ------
                                                                4,045     3,964     4,603
                                                               ------    ------    ------
                                                               $ (474)   $1,251    $2,406
                                                               ======    ======    ======

Note 23 - DISCONTINUED OPERATIONS

          During 2002, the Company realized certain subsidiaries and activities, which met the definition of a component under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". Accordingly, the Company classified the results relating to the above subsidiaries and activities to discontinued operations.

          The following is the composition of discontinued operations:

                                                              For the year ended
                                                               December 31, 2002
                                                              ------------------
          Loss from operations of discontinued components
          Vflash (see Note 3E)(*)                                  $(1,852)
          Other                                                     (2,389)
                                                                   -------
                                                                    (4,241)
                                                                   -------
          Gain (loss) on disposal
          Vflash (see Note 3E)                                       1,991
          Other                                                       (506)
                                                                   -------
                                                                     1,485
                                                                   -------
                                                                   $(2,756)
                                                                   =======

          * Net of  tax

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES


             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
              In thousands of U.S. Dollars, except per share data


Note 23 - DISCONTINUED OPERATIONS (Cont.)

          The revenue relating to discontinued operations for the year ended December 31, 2002 amounted to $560.

Note 24 - RELATED PARTY TRANSACTIONS

          A. RELATED PARTY RECEIVABLE BALANCES:

                                                      December 31
                                                  ------------------
                                                   2002        2001
                                                  -------    -------
             Trade receivables:
             Affiliated companies                 $    -      $2,350
             Other companies                       1,308           -
                                                  ------      ------
                                                   1,308       2,350
             Other receivables:
             Affiliated companies                    204         220
             Other companies                         497         135
                                                  ------      ------
                                                     701         355
             Long-term receivables:
             Other companies                         453           -
                                                  ------      ------
                                                     453           -
                                                  ------      ------
                                                  $2,462      $2,705
                                                  ======      ======

          B. INCOME AND EXPENSES FROM AFFILIATED COMPANIES:

                                                    Year ended December 31
                                                  --------------------------
                                                   2002      2001      2000
                                                  ------    ------    ------
             Revenues:                            $2,487    $3,347    $2,345
             Interest and commission
               for guarantees                         75       126        31
             Participation in Directors'
               remuneration                           13        28        18
             Participation in expenses               308       724       194

             Costs and Expenses:
             Participation in expenses               356        33       287
             Cost of revenue                       1,752       728         -


          C. Option to the Chairman of the Board - see Note 17.

          D. Sale of activities to ESL - see Note 3C.

          E. Loans from Galram - see Note 14.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES


             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
              In thousands of U.S. Dollars, except per share data


Note 25 - BUSINESS SEGMENTS

          A. The Company is operating through its subsidiaries, ESI and ETI, in two business segments: the internet product segment and the system and projects segment. A third business segment is the Corporate Operation and Other Holdings in affiliated and other companies engaged in various fields of advanced technology and the corporate operation.

               The operations of the internet product segment include development and marketing of network management software products, which enable organizations to manage the access to the internet network and to control the incoming and outgoing internet content.

               The operation of the system and project segment includes development and supply of software solutions for the management of large and complex communication and internet networks.

               The third segment includes holdings in various companies that operate in the communications, software, defense industry, medical devices, semiconductors amorphous metals and others and the corporate operations.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES


             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
              In thousands of U.S. Dollars, except per share data


Note 25 - BUSINESS SEGMENTS (Cont.)

          B. Segment information is as follows:

                                                                            Corporate
                                                Internet   System and     Operations and
                                                products    projects      Other Holdings     Adjustments      Total
                                                --------   ----------     --------------     -----------    ----------
2002
Net revenues                                  $  8,290       $10,069         $  5,109          $      -    $   23,468
Other expenses, net                                  -             4             (747)                -          (743)
Equity in losses of affiliated
  companies                                          -             -          (21,911)                -       (21,911)
Gain from changes in holdings
  in affiliated companies, net                       -             -            6,888                 -         6,888
Finance income (expense), net                     (393)       (1,562)           1,481                 -          (474)
Tax benefit (income taxes)                          (7)          (99)           2,961                 -         2,855
Net loss                                        (8,567)       (5,912)         (24,822)                -       (39,301)
Depreciation and amortization                    1,517         1,473            1,421                 -         4,411
Capital expenditures                               247           158           33,698                 -        34,103
Total assets as of December 31, 2002             6,057        17,601          390,344           (12,673)      401,329
Goodwill as of December 31, 2002                 1,085         5,591           14,862                 -        21,538

2001
Net revenues                                  $  9,077       $23,782         $      -          $      -    $   32,859
Other expenses, net(*)                               -          (218)          (4,667)                -     (*)(4,885)
Equity in losses of affiliated
  companies(*)                                       -             -          (27,242)                -       (27,242)
Gain from changes in holdings
  in affiliated companies, net                       -             -            3,179                 -         3,179
Finance income (expense), net                     (458)       (2,832)           4,541                 -         1,251
Income taxes                                       (38)         (798)           3,783                 -         2,947
Net loss(*)                                    (11,188)      (15,302)         (24,324)                -       (50,814)
Depreciation and amortization                   (2,151)       (3,985)            (226)                -        (6,362)
Capital expenditures                                18           402           20,496                 -        20,916
Total assets(*)                                  7,801        32,060          297,938           (11,489)      326,310
Goodwill as of December 31, 2001                 1,085         7,748                -                 -         8,833

* Restated - See Note 3(G).

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES


             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
              In thousands of U.S. Dollars, except per share data


Note 25 - BUSINESS SEGMENTS (Cont.)

          B. Segment information is as follows (Cont.):

                                                                            Corporate
                                                Internet   System and     Operations and
                                                products    projects      Other Holdings     Adjustments      Total
                                                --------   ----------     --------------     -----------    ----------
2000
Net revenues                                  $ 12,144      $ 27,223          $     -          $   (205)    $ 39,162
Other income                                         -             -           43,458                 -       43,458
Equity in net losses of
  affiliated companies(*)                            -             -           (9,483)                -       (9,483)
Gain from changes in holdings
  in affiliated companies, net(*)                    -             -           26,819                 -       26,819
Finance income (expense), net                     (628)       (4,411)           7,445                 -        2,406
Income taxes                                       (18)          (20)          (8,041)                -       (8,079)
Net income (loss) (*)                          (11,702)      (15,998)          56,216                 -       28,516
Depreciation and amortization                   (1,310)       (3,675)            (137)                -       (5,122)
Capital expenditures                             1,391        16,347           32,311           (13,702)      36,347

* Restated - See Note 3(G).

          C. Revenue data according to geographical destination is as follows:

                                            2002        2001        2000
                                           -------     -------     -------
             Israel                        $ 9,101     $21,736     $20,581
             Overseas (mainly USA)          14,367      11,123      18,581
                                           -------     -------     -------
                                           $23,468     $32,859     $39,162
                                           =======     =======     =======

          D. In 2002 and 2001 revenues from one customer in the systems and project segment were approximately 13% and 14% of total consolidated revenues, respectively, and from other customer 11% and 0%, of total consolidated revenues, respectively.

          E.   The majority of the long-lived assets are located in Israel.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data





Note 26 -     RECONCILIATION TO ISRAELI GAAP

              The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. Had the consolidated financial statements been prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), the effects on the financial statements would have been as follows:

              A. Effect on the statement of operations for the year ended
                 December 31, 2002:


                                                           As                                   As per
                                                        reported         Adjustments         Israeli GAAP
                                                        --------         -----------         ------------

             Net loss                                   $(39,301)           $ 933            $(38,368)
             Basic net loss per share                      (1.50)             0.04              (1.46)
             Diluted net loss per share                    (1.50)             0.04              (1.46)

                 Effect on the statement of operations for the year ended December 31, 2001:


                                                           As                                   As per
                                                        reported         Adjustments         Israeli GAAP
                                                        --------         -----------         ------------
             Net loss*                                    $(50,814)       $4,299              $(46,515)
             Basic net loss per share*                       (2.40)          0.2                 (2.20)
             Diluted net loss per share*                     (2.41)          0.2                 (2.21)

                 Effect on the statement of operations for the year ended December 31, 2000:


                                                           As                                   As per
                                                        reported         Adjustments         Israeli GAAP
                                                        --------         -----------         ------------
             Net income*                                $28,516            $(7,600)           $20,916
             Basic net income per share*                   1.35              (0.37)              0.98
             Diluted net income per share*                 1.32              (0.35)              0.97

              * Restated - See Note 3(G).

              B. Effect on the balance sheet:

                 As of December 31, 2002:


                                                                                             As per
                                                      As reported        Adjustments      Israeli GAAP
                                                      -----------        -----------      ------------
             Other investments                          $ 97,158       $ (78,185)(5)      $  18,973
             Investment in affiliated companies          131,256         (19,036)(1)         99,788
                                                                         (12,122)(6)(8)
                                                                            (364)(2)
                                                                              55

             Total assets                               $401,329       $(129,064)         $ 272,265
             Deferred taxes                               23,650          (1,085)(1)         (5,117)
                                                                         (28,260)(5)
                                                                             578 (2)

             Retained earnings                           (18,066)        (11,206)(6)(8)     (22,015)
                                                                           4,415 (2)
                                                                           4,175 (9)

                                                                          (1,389)(3)
                                                                           2,904 (1)

                                                                          (2,848)(1)

             Total equity                                266,517        (101,602)           164,915

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data



Note 26 -     RECONCILIATION TO ISRAELI GAAP (Cont.)

              B. Effect on the balance sheet (Cont.)

                 As of December 31, 2001:



                                                                                             As per
                                                      As reported        Adjustments      Israeli GAAP
                                                      -----------        -----------      ------------
           Other investments*                          $  7,504         $  8,237 (2)        $ 15,150
                                                                            (591)(5)

           Investment in affiliated companies*          162,260          (41,240)(5)         101,791
                                                                          (1,924)(6)
                                                                          (6,293)(2)
                                                                          (8,942)(8)
                                                                          (2,070)(9)

           Deferred taxes*                                  973             (731)(5)             242

           Total assets*                                326,310          (53,795)            272,515

           Retained earnings*                            21,235           (1,455)(6)          16,354
                                                                          (8,942)(8)
                                                                           5,516 (2)

           Total equity*                                238,713          (53,554)            185,159

                 * Restated - see Note 3(G).

              C. MATERIAL ADJUSTMENTS:

                 The abovementioned adjustments include material differences between U.S. GAAP and Israeli GAAP are as follows:

                 (1) According to U.S. GAAP, the merger of Elron and Elbit and the DEP share purchase as described in Note 3 are accounted for by the purchase method in Elron's financial statements. According to accepted practice in Israel, the merger between Elron and Elbit and the DEP share purchase, are considered transactions with controlling shareholders and accordingly, the assets and liabilities should be recorded according to their carrying values in the transferring company at the dates of the relevant transactions. In addition, according to U.S. GAAP, when at the acquisition date, a full valuation allowance is recorded to offset deferred tax assets in respect of loss carryforwards and subsequent to that date, the valuation allowance is reduced by recording a tax benefit in respect of those loss carryforwards, the entire tax benefit should be recorded as an adjustment to the purchase price recorded in additional paid-in capital. According to accepted practice in Israel, only the portion of the tax benefit relating to the interest acquired should be recorded as an adjustment to additional paid-in capital while the portion relating to the interest previously held by the acquiror should be recorded as a tax benefit in net income.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data




Note 26 -     RECONCILIATION TO ISRAELI GAAP (Cont.)

              C. MATERIAL ADJUSTMENTS (Cont.)

                 (2) As a result of the purchase of DEP, Elron's aggregate interest in certain companies has increased and enabled Elron to exercise significant influence in these companies. In accordance with U.S. GAAP, Elron's direct holdings in these companies, which were accounted for by Elron at cost or as available-for-sale securities, are accounted for retroactively under the equity method of accounting ("step-by-step acquisition") which resulted in a restatement of Elron's financial statements for all prior periods. According to Israeli GAAP, the equity method should be applied only from the first time Elron could exercise significant influence in these companies.

                 (3) Effective January 1, 2002 the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, all intangibles, including goodwill should be amortized.

                 (4) According to U.S. GAAP the fair value of options to acquire shares of affiliated companies held by Elron and RDC is recorded as a liability. According to Israeli GAAP, no liability should be recorded if the exercise of the options would not result in a loss to Elron.

                 (5) Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value should be charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost.

                 (6) In 1999, Elbit sold all its rights in real estate in Haifa to Elbit systems in consideration for $16,000. In accordance with Israeli GAAP, the gain on sale of real estate, as presented by Elbit, in the amount of $10,000, should be credited to capital surplus in shareholders' equity due to the significant influence of Elron in Elbit and Elbit Systems. Under U.S. GAAP, the gain is recognized in the statement of operations.

                 (7) According to US GAAP, dividends are recorded in the period to which they are declared. Until December 31, 2001, according to Israeli GAAP, dividends declared after balance sheet date, were recorded in the financial statements at balance sheet date if distributed from earnings incurred up to balance sheet date.

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.) In thousands of U.S. Dollars, except share and per share data




Note 26 -     RECONCILIATION TO ISRAELI GAAP (Cont.)

              C. MATERIAL ADJUSTMENTS (Cont.)

                 (8) According to U.S. GAAP, the merger of ESL and EL-OP as described in Note 6(D)(1)(a) is accounted by the purchase method in ESL's financial statements and accordingly a gain from the decrease in holding in ESL was recorded in Elron's financial statements. According to accepted practice in Israel , the merger between ESL and EL-OP, from the perspective of Elron, is considered a non-monetary exchange of similar assets and accordingly should be recorded at book value, with no gain recognized.

                 (9) According to U.S. GAAP, the gain arising from the initial public offering of Given is accounted for as an equity transaction, as Given was a development stage company at the time. According to Israeli GAAP, this gain is recognized in the statement of operations over three years from date of issuance.


                                 # # # # # # #

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES

                 ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          In thousands of U.S. Dollars

Details relating to major investments as of December 31, 2002


                                                                  Carrying value of the   Market value of the publicly traded
                                                         %             investment                 investments as of:
                                                    Outstanding       December 31,         December 31,         March 10,
                                                       shares           2002 (1)               2002                2002
                                                    -----------------------------------------------------------------------
Consolidated Companies:
----------------------
Elron Software Inc.                                     96%                    $     -          $      -           $      -
Elron Telesoft Inc.                                     99%                     10,309                 -                  -
Galil Medical Ltd. (2)                                  34%                      4,297                 -                  -
MediaGate N.V.                                          68%                      2,490                 -                  -

Affiliated Companies (equity):
-----------------------------
Elbit Systems Ltd. (Nasdaq: ESLT)                       20%                     82,715           131,701            128,587
Given Imaging Ltd. (Nasdaq: GIVN) (2)                   19%                     25,563            42,637             41,072
NetVision Ltd.                                          46%                        962                 -                  -
Wavion Inc.                                             45%                        670                 -                  -
Kidum Elron IT (KIT) Ltd.                               29%                      1,329                 -                  -
Chip Express Corporation                                33%                      5,188                 -                  -
Pulsicom Israel Technologies Ltd.                       17%                        336                 -                  -
3DV Systems Ltd. (2)                                    25%                        959                 -                  -
Advanced Metal Technologies Ltd. (AMT)                  29%                      4,177                 -                  -
Witcom Ltd. (2)                                         20%                        519                 -                  -
CellAct Ltd.                                            45%                        290                 -                  -
Semiconductors Engineering Laboratories
    Ltd. (SELA) (2)                                     25%                        471                 -                  -
Ingeneo Ltd.                                            21%                        400                 -                  -

Available for sale:
------------------
Partner Communications Company Ltd.
(Nasdaq: PTNR)                                          12%                     78,587            78,587             64,862
24/7 Real Media (Nasdaq: TFSM)                           3%                        776               776                709

Partnership:
-----------
Gemini Israel Fund                                       5%                        266                 -                  -
InnoMed                                                 12%                      2,181                 -                  -

Cost:
----
Oren Semiconductor Inc.                                 17%                      8,024                 -                  -
24/7 Real Media (4)                                      5%                      1,113                 -                  -


(1)    Includes loans and convertible notes.

(2) Represents the carrying value and the percentage holding of the investment in Elron's books and Elron's share in the carrying value and percentage holding of the investment in RDC's books.

(3)    182,000 shares.

(4) Investment in preferred shares of 24/7 Real Media which represent 4,840,271 common shares on an as converted basis. The preferred shares were converted in February 2003.